UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of	May	,	2014
Commission File Number	001-31930
ATLATSA RESOURCES CORPORATION
(Translation of registrant’s name into English)
15th Floor, 1040 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4H8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Management's Discussion and Analysis for the three months ended March 31, 2014.
2.	Consolidated Interim Financial Statements for the three months ended March 31, 2014.
3.	Canadian Form 52-109F2-Certification of Filings – CEO.
4.	Canadian Form 52-109F2-Certification of Filings – CFO.

Document 1

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2014

TA B L E   O F   C O N T E N T S

1.0 Glossary of Terms	2
1.1 Introduction	7
1.2 Overview	9
1.3 Restructure Plan	12
1.4 Debt Arrangements	15
1.5 Black Economic Empowerment	19
1.6 Environmental Matters	19
1.7 Operations	20
1.8 Market Trends and Outlook	24
1.9 Discussion of Operations	26
1.10 Summary of Quarterly Results	31
1.11 Liquidity	33
1.12 Capital Resources	35
1.13 Off-Balance Sheet Arrangements	37
1.14 Transactions with Related Parties	37
1.15 Proposed Transactions	39
1.16 Critical Accounting Estimates	39
1.17 Changes in accounting policies	43
1.18 Financial Instruments and Risk Management	44
1.19 Other MD&A Requirements	48
1.20 Internal Controls over Financial Reporting Procedures	48
1.21 Disclosure of Outstanding Share Data	49

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2014

1.0 Glossary of Terms

Certain terms used in this MD&A are defined as follows:

“2009 Senior Debt Facility” means the senior term loan facility provided by RPM to Plateau, which was paid out and settled on December 31, 2013;

“4E” means platinum, palladium, rhodium and gold;

““A” Preference Share Facility” means the A Preference Shares in the capital of Plateau subscribed for by RPM in the amount of ZAR 1.722 billion, together with accrued dividends thereon and the attributable amount of the equivalent A Preference Share facilities outstanding in the capital of Bokoni Holdco and Bokoni;

“Advance” has the meaning described in Section 1.4.3 – Debt Arrangements – Advance on the Purchase of Concentrate Revenue;

“Amending Agreement” has the meaning described in Section 1.3.2 – Restructure Plan – Phase Two;

“Anglo American Platinum” means Anglo American Platinum Limited, a subsidiary of Anglo American plc;

“Atlatsa” or the “Company” means Atlatsa Resources Corporation (previously Anooraq Resources Corporation); a corporation incorporated under the laws of the Province of British Columbia and listed on the TSX, the JSE and the NYSE MKT, and includes its subsidiaries where the context requires;

“Atlatsa Holdings” means Atlatsa Holdings Proprietary Limited, a private company incorporated under the laws of South Africa (formerly known as Pelawan Investments Proprietary Limited);

“Atlatsa Holdings Vendor Finance Loan” has the meaning described in Section 1.3.2 – Restructure Plan – Phase Two;

““B” Preference Shares” means collectively, the 115,800 cumulative convertible preference shares in the authorized capital of Pelawan SPV, the 115,800 cumulative convertible redeemable preference shares in the capital of Plateau and the 111,600 cumulative convertible redeemable preference shares in the capital of Plateau, and is described in Section 1.4.4 – Debt Arrangements – Vendor Facility – Share Settled Financing – The “B” Preference Shares;

“BEE” means Black Economic Empowerment;

“BIC” means the Bushveld Igneous Complex, South Africa;

“Boikgantsho” means the Boikgantsho Platinum Mine Proprietary Limited, a wholly owned subsidiary of Bokoni Holdco;

“Boikgantsho Project” means the Boikgantsho PGM project, located on the Northern Limb of the Bushveld Complex in South Africa, on the Drenthe and Witrivier farms, and the northern portion of the Overysel farm – the mineral properties of both farms were sold to RPM on December 13, 2013;

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2014

“Bokoni” means Bokoni Platinum Mines Proprietary Limited, a private company incorporated under the laws of South Africa, formerly named Richtrau No. 177 Proprietary Limited and which is a wholly owned subsidiary of Bokoni Holdco;

“Bokoni Group” means, collectively, Bokoni Holdco and all subsidiaries thereof, including Bokoni and the other Project Companies;

“Bokoni Holdco” means Bokoni Platinum Holdings Proprietary Limited, a private company incorporated under the laws of South Africa which is the holding company of Bokoni, Kwanda, Boikgantsho and Ga-Phasha;

“Bokoni Holdco Shareholders Agreement” means the March 27, 2013 shareholders agreement between Plateau, RPM and Bokoni Holdco more fully described in Section 1.7.1 – Operations – Bokoni Mine under the heading “Management of Bokoni Operations”;

“Bokoni Mine” means the PGM mine, located on the Eastern Limb of the Bushveld Complex in South Africa on the Diamond, Wintersveld, Jagdlust, Middelpunt, Umkoanesstad Zeekoegat, Avoca and Klipfontein farms, formerly named the Lebowa Platinum Mine;

“CAD” means Canadian Dollar or “dollars” or “$”, the currency of Canada;

“Common shares” mean common shares without par value in the capital of the Company;

“Concentrate Agreement” has the meaning described in Section 1.7.1 – Operations – Bokoni Mine under the heading “Sale of Concentrate”;

“DMR” means the Government of South Africa acting through the Minister of Mineral Resources and the Department of Mineral Resources and their respective successors and delegates;

“Eastern Ga-Phasha Project” means the Eastern section of the Ga-Phasha Project, comprising the farms Paschaskraal and De Kamp, which was sold and transferred to RPM on December 13, 2013;

“EBIT” means earnings before interest and tax, as used in the Royalty Tax calculation;

“EBITDA” means earnings before interest, tax, depreciation and amortization;

“EDGAR” means the SEC Electronic Document Gathering and Retrieval System;

“ETF” means Exchange Traded Fund;

“Exchange Agreement” has the meaning described in Section 1.4.4 – Debt Arrangements – Share Settled Financing – “B” Preference Shares;

“Existing JO” has the meaning described in Section 1.7.3.2 – Rietfontein Project;

“Extended JO” has the meaning described in Section 1.7.3.2 – Rietfontein Project;

“fair value” of a loan represents the fair value difference between the Company’s cost of borrowing when compared to a market related cost of borrowing available to the Company;

“Fiscal 2011” means the year ending December 31, 2011;

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2014

“Fiscal 2012” means the year ending December 31, 2012;

“Fiscal 2013” means the year ending December 31, 2013;

“Fiscal 2014” means the year ending December 31, 2014;

“Form 20-F” means Atlatsa’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013;

“Ga-Phasha” means the Ga-Phasha Platinum Mine Proprietary Limited, a wholly owned subsidiary of Bokoni Holdco;

“Ga-Phasha Project” means the advanced stage Ga-Phasha PGM project, located on the Eastern Limb of the Bushveld Complex in South Africa, on the Paschaskraal, Klipfontein, Avoca and De Kamp farms comprised of the Eastern Ga-Phasha Project and the Western Ga-Phasha Project;

“HDPs” means Historically Disadvantaged Persons;

“IASB” means the International Accounting Standards Board;

“ICFR” means internal control over financial reporting; as such term is defined in applicable securities regulations, including The United States Securities Exchange Act of 1973, as amended and Section 404 of the Sarbanes-Oxley Act of 2002;

“IFRS” means International Financial Reporting Standards as issued by the IASB;

“Ivanplats” means Ivanhoe Nickel & Platinum Ltd.;

“JIBAR” means the three month Johannesburg Interbank Agreed Rate;

“JO” means joint operation as defined under IFRS;

“JSE” means the JSE Limited, a company incorporated in accordance with the laws of South Africa, licensed as an exchange under the South African Securities Services Act, 2004;

“Kwanda” means Kwanda Platinum Mine Proprietary Limited, is a wholly owned subsidiary of Bokoni Holdco and which owns the Kwanda Project;

“Kwanda Project” means the Kwanda PGM project, located on the Northern Limb of the Bushveld Complex in South Africa, on 12 farms, described further in Section 1.7.2.3 – Kwanda Project;

“LTIFR” means Lost Time Injury Frequency Rate;

“MD&A” means Management’s Discussion and Analysis;

“MPRDA” means the Mineral and Petroleum Resources Development Act, 2002, as described in Section 1.6 – Environmental Matters;

“New Senior Facilities Agreement” means the new senior term loan and revolving facility agreement dated March 27, 2013 between Plateau and RPM, pursuant to which RPM made available to Plateau on December 13, 2013 a senior term loan and revolving facility in a total amount of up to ZAR2.3 billion

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2014

($241.5 million).  This facility is described in Section 1.4.1 – Debt Arrangements – New Senior Facilities Agreement;

“NEMA” means The South African National Environmental Management Act 107 of 1998, as described in Section 1.6 – Environmental Matters;

“NYSE MKT” means the NYSE MKT LLC;

“NI 43-101” means the National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators;

“OCSF” means the operating cash flow shortfall facility provided by RPM to Plateau, which, as of December 13, 2013 is no longer in effect;

“Open Cast” operations is described in Section 1.7 – Klipfontein open cast project;

“Pelawan SPV” means Pelawan Finance SPV Proprietary Limited, a wholly owned subsidiary of Atlatsa Holdings;

“PGM” means platinum group metals, comprising platinum, palladium, rhodium, ruthenium, osmium and iridium;

“Phase One” means the first phase of the Restructure Plan, as more fully described in Section 1.3.1 – Restructure Plan – Phase One;

“Phase Two” means the second phase of the Restructure Plan, as more fully described in Section 1.3.2 –Restructure Plan – Phase Two;

“Plateau” means Plateau Resources Proprietary Limited, a private company incorporated under the laws of South Africa, being an indirect wholly owned subsidiary of Atlatsa;

“Plateau Ordinary Shares” has the meaning described in Section 1.4.4 – Debt Arrangements – Vendor Facility – Share Settled Financing – The “B” Preference Shares;

“PGM” means platinum group metals;

“Project Companies” means mining exploration in Kwanda. In the previous year this included Boikgantsho, Kwanda and Ga-Phasha. Boikgantsho and two farms in Ga-Phasha (De Kamp and Paschaskraal) were sold to RPM and the remaining two farms in Ga-Phasha (Avoca and Klipfontein) were transferred to Bokoni Mine on December 13, 2013.  This is described in the segment information (note 11) in the unaudited condensed consolidated interim financial statements for Q1 2014;

“PSG” mean PSG Capital Proprietary Limited;

“Q1 2013” means the three month period ending March 31, 2013;

“Q1 2014” means the three month period ending March 31, 2014;

“Q2 2013” means the three month period ending June 30, 2013;

“Q3 2013” means the three month period ending September 30, 2013;

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2014

“Q4 2013” means the three month period ending December 31, 2013;

“Restructure Plan” means the restructure plan for the refinancing, recapitalization and restructure of the Company and the Bokoni Group, more fully described in Section 1.3 Restructure Plan;

“Royalty Act” means The Mineral and Petroleum Resources Royalty Act, Act No 28 of 2008, in relation to royalties to be levied by the South African state in respect of the transfer of mineral or petroleum resources;

“RPM” means Rustenburg Platinum Mines Limited, a wholly owned subsidiary of Anglo American Platinum;

“SEC” means the U.S. Securities and Exchange Commission;

“SEDAR” means the System for Electronic Document Analysis and Retrieval available at www.sedar.com;

“Settlement Agreement” has the meaning described in Section 1.7.3.2 – Rietfontein Project;

“Share-Settled Financing” has the meaning described in Sections 1.4.4 – Debt Arrangements;

“SPV Ordinary Shares” has the meaning described in Section 1.4.4 – Debt Arrangements – Vendor Facility – Share Settled Financing – The “B” Preference Shares;

“SPV Preferred Shares” has the meaning described in Section 1.4.4 – Debt Arrangements – Vendor Facility – Share Settled Financing – The “B” Preference Shares;

“Standby Loan Facility” has the meaning described in Section 1.3.2 – Restructure Plan – Phase Two;

“tpm” means tonnes milled per month;

“Transaction Cost Loan Agreement” has the meaning described in Section 1.4.3 – Debt Arrangements – Working Capital Facility;

“United States” or “U.S.” means United States of America;

“USD” means the US Dollar, the currency of the United States of America;

“TSX” means the Toronto Stock Exchange;

“TSXV” means the TSX Venture Exchange;

“WACC” means weighted average cost of capital, as described in Section 1.16 – Critical Accounting Estimates – Impairment of Mining Assets;

“Western Ga-Phasha Project” means the Western section of the Ga-Phasha Project, comprising the Klipfontein and Avoca mineral properties, which was consolidated with the Bokoni Mine’s activities on December 13, 2013;

“Working Capital Facility” has the meaning described in Section 1.4.3 – Debt Arrangements – Working Capital Facility; and

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2014

“ZAR” means the South African Rand.

1.1 Introduction

This MD&A should be read in conjunction with the unaudited condensed consolidated interim financial statements for the three months ending March 31, 2014 and the annual consolidated financial statements of Atlatsa for the years ended December 31, 2013, and 2012, prepared in accordance with IFRS, which are publicly available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. This MD&A is prepared as of May 15, 2014.

Certain statements in this MD&A constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws. Investors should carefully read the cautionary note in this MD&A regarding forward-looking statements and should not place undue reliance on any such forward-looking statements. Refer to “Cautionary Note Regarding Forward-Looking Statements”.

All dollar figures stated herein are expressed in Canadian dollars (“$”), unless otherwise specified.

The closing South African Rand (“ZAR”) to $ exchange rate for Q1 2014 was ZAR9.52=$1 compared to ZAR9.03=$1 for Q1 2013 and ZAR9.87=$1 at December 31, 2013.

The Company’s Common Shares are listed for trading on the TSX (symbol: ATL), NYSE MKT (symbol: ATL) and the JSE (symbol: ATL). The Company migrated to the TSX from the TSXV on February 5, 2014.

Additional information about Atlatsa, including its Annual Report on Form 20-F for Fiscal 2013, can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Cautionary Note Regarding Forward-Looking Statements

This MD&A includes certain statements that may be deemed “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws. All statements in this MD&A, other than statements of historical facts, that address the potential acquisitions, future production, reserve potential, exploration drilling, exploitation activities and events or developments that Atlatsa expects, are forward-looking statements. These statements appear in a number of different places in this MD&A and can be identified by words such as “anticipates”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “will”, “could”, “may”, or their negatives or other comparable words. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Atlatsa’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Atlatsa believes that such forward-looking statements are based on material factors and reasonable assumptions, including assumptions that: the anticipated benefits of the Restructure Plan will be achieved; the Bokoni Mine will maintain production levels in accordance with the mine operating plan; the Bokoni Mine operating plan will continue to be implemented as expected and will achieve improvements in production and operational efficiencies as anticipated; the Kwanda Project and the Platreef Projects project will continue to have positive exploration results; contracted parties provide goods and/or services on the agreed timeframes; equipment necessary for construction and development will be available as scheduled and will not incur unforeseen breakdowns; no material labour slowdowns or strikes will occur; plant, equipment and processes will continue to function as specified; geological or financial parameters will not necessitate future mine plan changes; and no geological or technical problems occur.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2014

Forward-looking statements, however, are not guarantees of future performance and actual results or developments may differ materially from those projected in forward-looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include the uncertainties related to achievement of the financial and operational improvements expected as a result of the Restructure Plan; uncertainties related to the continued implementation of the Bokoni Mine operating plan and open cast mining operations; uncertainties related to the timing of the implementation of the Bokoni Mine deferred expansion plans; fluctuations in market prices, the levels of exploitation and exploration successes; changes in and the effect of government policies with respect to mining and natural resource exploration and exploitation; continued availability of capital and financing, general economic, market or business conditions, failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes, industrial unrest and strikes, political instability, insurrection or war and the effect of HIV/AIDS on labour force availability and turnover; and delays in obtaining government approvals. These factors and other risk factors that could cause actual results to differ materially from those in forward-looking statements are described in further detail under Item 3D “Risk Factors” in Atlatsa’s Form 20-F.

Atlatsa advises investors that these cautionary remarks expressly qualify in their entirety all forward-looking statements attributable to Atlatsa or persons acting on its behalf. Atlatsa assumes no obligation to update its forward-looking statements to reflect actual results, changes in assumptions or changes in other factors affecting such statements, except as required by law. Investors should carefully review the cautionary statements and risk factors contained in this and other documents that Atlatsa files from time to time with, or furnishes to, Canadian securities regulators or the SEC.

Cautionary Note to U.S. Investors Concerning Estimates of Measured and Indicated Resources

This MD&A uses the terms “measured resources” and “indicated resources”. Atlatsa advises U.S. investors that while those terms are recognised and required by Canadian securities regulators, the SEC does not recognise them. U.S. investors are cautioned not to assume that any mineralized material in these categories, not already classified as reserves, will ever be converted into reserves. In addition, requirements of NI 43-101 for identification of “reserves” are not the same as those of the SEC, and reserves reported by Atlatsa in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Investors should refer to the disclosure under the heading “Resource Category (Classification) Definitions” in Atlatsa’s Form 20-F.

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Resources

This MD&A uses the term “inferred resources”. Atlatsa advises U.S. investors that while this term is recognised and required by Canadian securities regulators, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred resources may not form the basis of economic studies, except in rare cases. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable. Investors should refer to the disclosure under the heading “Resource Category (Classification) Definitions” in Atlatsa’s Form 20-F.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2014

Cautionary Note to Investors Concerning Technical Review of the Bokoni Mine and the Western Ga-Phasha Project

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the conclusions of the technical review of the Bokoni Mine and of the Ga-Phasha Project. Some of the mineralized material classified as a measured and indicated resource has been used in the cash flow analysis. Under U.S. mining standards, a full feasibility study would be required in order for such mineralized material to be included in the cash flow analysis, which would require more detailed studies. Additionally, all necessary mining permits would be required in order to classify these parts of the Bokoni Mine’s and the Western Ga-Phasha Project’s mineralized material as a mineral reserve. There can be no assurance that this mineralized material will become classifiable as a reserve and there is no assurance as to the amount, if any, which might ultimately qualify as a reserve or what the grade of such reserve amounts would be. Data is not complete and cost estimates have been developed, in part, based on the expertise of the individuals participating in the preparation of the technical review and on costs at projects believed to be comparable, and not based on firm price quotes. Costs, including design, procurement, construction and on-going operating costs and metal recoveries could be materially different from those contained in the technical review. There can be no assurance that mining can be conducted at the rates and grades assumed in the technical review. There can be no assurance that the infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity and for fluctuation in the availability of electricity. Projected metal prices have been used for the technical review. The prices of these metals are historically volatile, and the Company has no control or influence over the prices of these metals, which are determined in international markets. There can be no assurance that the prices of platinum, palladium, rhodium, gold, copper or nickel will continue at current levels or that they will not decline below the prices assumed in the technical review. Prices for these commodities have been below the price ranges assumed in the technical report at times during the past ten years and for extended periods of time. The expansion projects described herein will require major financing; probably a combination of debt and equity financing. There can be no assurance that debt and/or equity financing will be available to the Company on acceptable terms or at all. A significant increase in costs of capital could materially adversely affect the value and feasibility of constructing the expansions. Other general risks include those ordinary to large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations and the accommodation of local and community concerns. The conclusions, assumptions and economics of the technical review are sensitive to the currency exchange rates, which have been subject to large fluctuations in the last several years.

1.2 Overview

Atlatsa is engaged in the mining, exploration and development of PGM mineral deposits located in the BIC. The BIC is the world’s largest platinum producing geological region, producing in excess of 75% of the annual primary platinum supply to international markets.

Atlatsa, through its wholly owned South African subsidiary, Plateau, holds an indirect 51% interest in Bokoni Holdco, which in turn holds a 100% interest in several PGM projects, including Bokoni and Kwanda. On December 13, 2013, the mining properties of the Boikgantsho and Ga-Phasha projects were sold to Anglo American Platinum.

Atlatsa’s objective is to become a significant PGM producer with a substantial and diversified PGM asset base, including production and exploration assets. Atlatsa controls a significant estimated mineral resource base in excess of 150 million (measured, indicated and inferred) PGM ounces. Of this,

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2014 approximately 78.5 million (measured, indicated and inferred) estimated PGM ounces are attributable to Atlatsa.

Anglo American Platinum, through its wholly owned subsidiary RPM, holds a 49% interest in Bokoni Holdco. During Fiscal 2011, Fiscal 2012 and Fiscal 2013, Atlatsa and Anglo American Platinum engaged in negotiations to refinance, restructure and recapitalize the Company. On January 31, 2014, the Company announced completion of the Restructuring Plan.  Refer to Section 1.3 – Restructuring Plan.

The corporate structure of Atlatsa as at February 1, 2014 after the completion of Phase Two of the Restructure Plan is as follows:

* Black Economic Empowerment
@ Dormant from December 13, 2013. Refer to Section 1.3 – Restructuring Plan.
^ Bokoni Rehabilitation Trust is consolidated into Bokoni

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2014

The Bokoni Mine is the Company’s operating mine and only producing asset. The Boikgantsho Project and the Eastern Ga-Phasha Project were sold to RPM on December 13, 2013. The Western Ga-Phasha Project has been incorporated into the Bokoni Mine. Kwanda holds assets which are currently in their exploration or development stages. Refer to Section 1.7 – Operations, for more details of each of the entities.

The following are key financial consolidated performance highlights for Atlatsa for Q1 2014:
•
Atlatsa had an operating loss of ($10.1 million) and income before tax of ($14.0 million) for Q1 2014, compared to an operating profit of $8.3 million and a loss before tax of ($5.8 million) for Q1 2013.

•	The net loss (after tax) was ($12.8 million) for Q1 2014 as compared to a net loss (after tax) of ($4.6 million) for Q1 2013.

•	The Company has recognised a fair value gain of $0.4 million in its Consolidated Statement of Comprehensive Income for Q1 2014, compared to a fair value gain of $20.6 million for Q1 2013.

As a result of the debt consolidation and associated interest rate adjustment, which took place on the completion of Phase One of the Restructure Plan on September 28, 2012 (described below in Section 1.3.1 – Restructure Plan – Phase One), the Company derecognised its historical debt and recognised the new consolidated 2009 Senior Debt Facility which required the debt to be classified at fair value which gave rise to fair value adjustments required to be recorded. On December 13, 2013, the 2009 Senior Debt Facility was replaced with the New Senior Facilities Agreement between RPM and Plateau, which also gave rise to fair value adjustments as the terms of the New Senior Facilities Agreement differ significantly from those of the 2009 Senior Debt Facility. The fair value adjustment resulted from the Company’s new cost of borrowing under the consolidated 2009 Senior Debt Facility and the fact that the New Senior Facilities Agreement is more favourable to the Company compared to a market related cost of borrowing available to the Company.

All draw downs since December 13, 2013 at the Bokoni Holdco level (amounting to $19.5 million (ZAR186.1 million)) were capitalised for additional shares in Bokoni Holdco, however the 51% and 49% shareholding percentages held by Plateau and RPM, respectively, were maintained.

•
The basic and diluted loss per share for Q1 2014 was ($0.01) as compared to a basic and diluted loss per share of ($0.01) for Q1 2013. The basic and diluted loss per share is based on the loss attributable to the shareholders of the Company of ($4.9 million) for Q1 2014 as compared to loss of ($6.2 million) for Q1 2013.

•
Atlatsa utilized cash from operations of ($27.1 million) in Q1 2014 compared to cash utilized from operations of ($27.4 million) in Q1 2013. Cash utilized before working capital changes decreased from ($2.6 million) in Q1 2013, to ($140,329) in Q1 2014.

•
Bokoni’s earnings before interest, tax, depreciation and amortization (“EBITDA”) decreased year-on-year with Bokoni achieving a positive EBITDA of $0.5 million for Q1 2014, compared to a positive EBITDA of $20.6 million in Q1 2013. This is mainly due to the fair value gain recognised on the debt between Bokoni and Bokoni Holdco in 2013.

•
During Q1 2014, the Bokoni Mine produced 42,820 4E ounces as compared to 36,043 4E ounces during Q1 2013. The increase is attributable to the new Merensky open cast operations, which commenced during Q2 2013, contributing 5,689 4E ounces during Q1 2014 and overall improved production.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2014

On February 5, 2014, the Company completed its migration from the TSX-V to the TSX and commenced trading under the symbol “ATL”.

1.3 Restructure Plan

On February 2, 2012, the Company and Anglo American Platinum announced the parties’ conclusion of a term sheet comprising the first iteration of the Restructure Plan.

Subsequent to announcing the material terms of the Restructure Plan in February 2012, the Company announced that it, together with Anglo American Platinum and the management of Bokoni; had undertaken a strategic review of the Bokoni Mine operations in order to assess the optimal operating and financial plan for the Bokoni Mine going forward.

1.3.1 Phase One

On September 28, 2012, the Company announced that it, together with Anglo American Platinum, had completed Phase One of the Restructure Plan, whereby the Company consolidated its 2009 Senior Debt Facility, the OCSF and “A” Preference Share Facility, such that the OCSF and the “A” Preference Share Facility were repaid in full and the Company lowered its cost of borrowing.

In Phase One of the Restructure Plan, the 2009 Senior Debt Facility was amended to increase the total amount available under the facility, and this additional amount was utilized to repay the amounts owed to RPM under the OCSF, such that the principal amount outstanding under the OCSF as at September 28, 2013 was $0, and to redeem the existing “A” Preference Share Facility. After the consolidation of the balance outstanding under the OCSF into the 2009 Senior Debt Facility, a portion of the available balance under the 2009 Senior Debt Facility continued to represent a facility available to the Company under the terms of the OCSF. Such portion of the 2009 Senior Debt Facility was $55.1 million (ZAR525.2 million) at September 30, 2012 (as at the close of Phase One.)

These transactions resulted in all outstanding debt owing to RPM as at that date being consolidated into one single facility on terms and conditions agreed between the parties, including an interest rate adjustment, which lowered the Company’s cost of borrowing from an effective cost of borrowing of 12.31% (prior to implementation of Phase One) to a current interest rate of 4.37% (such rate being linked to JIBAR, which was 5.73% at March 31, 2014) compared to 6.27% at the end of Q1 2013. A fair value adjustment was recorded on the 2009 Senior Debt Facility. Refer below for more detail.

When a transaction is with a shareholder at terms and conditions that would not be expected from a third party, it is clear that either the company or the shareholder obtained a benefit because of the shareholder relationship. This benefit is recognised directly in equity. In respect of loans with shareholders, the difference between the loan received and the amount recognised at fair value on initial recognition, is recognised as a fair value gain or loss directly in equity. In respect of loans with shareholders, the difference between the loan settled and the amount recognized at fair value on settlement date, is recognised as a fair value gain or loss directly in equity.

Fair Value adjustments on loans and borrowings:

The Company has recognised a fair value gain of $0.4 million in its Consolidated Statement of Comprehensive Income for Q1 2014, compared to a fair value gain of $20.6 million for Q1 2013.

As a result of the debt consolidation and associated interest rate adjustment, which took place on the completion of Phase One of the Restructure Plan on September 28, 2012, the Company derecognised its

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2014 historical debt and recognised the new consolidated 2009 Senior Debt Facility which required the debt to be classified at fair value which gave rise to fair value adjustments required to be recorded. On December 13, 2013, the 2009 Senior Debt Facility was replaced with the New Senior Facilities Agreement between RPM and Plateau, which also gave rise to fair value adjustments as the terms of the New Senior Facilities Agreement differ significantly from those of the 2009 Senior Debt Facility. The fair value adjustment resulted from the Company’s new cost of borrowing under the consolidated 2009 Senior Debt Facility and the fact that the New Senior Facilities Agreement is more favourable to the Company compared to a market related cost.

1.3.2 Phase Two

On March 27, 2013, the Company announced the execution of definitive agreements for Phase Two of the Restructure Plan which included the disposal of certain mineral properties representing undeveloped estimated PGM resources to RPM and the recapitalization and refinancing of Atlatsa and the Bokoni Group, together with an undertaking to accelerate production growth at the Bokoni Mine. The first part of Phase Two was completed on December 13, 2013 and the remainder of the Phase Two transactions were completed on January 31, 2014.

Certain of the transactions completed as part of Phase Two of the Restructure Plan are “related party transactions” pursuant to Multilateral Instrument 61-101 – Protection of Minority Securityholders Interest in Special Transactions. Readers are referred to the management information circular of the Company dated May 28, 2013 (as filed on SEDAR on May 31, 2013), for more information regarding the related party aspects of Phase Two, including details of formal valuations obtained by Atlatsa. Included in the information circular, are details of Minxcon (an independent valuator) as well as PSG (in relation to a fairness opinion over the Restructure Plan).

Management received disinterested Shareholder approval for Phase Two of the Restructure Plan, on June 28, 2013.

As part of Phase Two of the Restructure Plan, under the New Senior Facilities Agreement signed on March 27, 2013, Anglo American Platinum agreed to make additional facilities available to the Company, after the 2009 Senior Debt Facility had been fully utilised by the Company to finance its pro rata share of the Bokoni Mine going forward. The Company was not entitled to draw down amounts under the New Senior Facilities Agreement until, amongst other things, the completion of certain conditions precedent to such draw downs, which were completed on December 12, 2013.

Due to delays in closing the Restructure Plan, and the fact that the Company required additional funding prior to the date the New Senior Facilities Agreement became available to the Company (i.e. December 13, 2013), the parties agreed to increase the amount available for draw down under the 2009 Senior Debt Facility by $22.6 million (ZAR215.7 million). An agreement effecting this increase was signed on May 28, 2013 (the “Amending Agreement”).

In addition to the facilities described above, RPM agreed to fund Bokoni with an advance on the Purchase of Concentrate revenue on the sale of concentrate made to RPM (the “Advance”) at an interest rate of JIBAR plus 1.41% per annum, from November 1, 2013 to November 30, 2014. The Advance on Concentrate Revenue Agreement was amended and signed on March 28, 2014 to extend the term to March 31, 2015. The Advance on Concentrate was necessary to cover the additional cash requirements of the Bokoni Mine which resulted from the delay in the completion of the Restructuring Plan. Refer to Section 1.4.3 – Debt Arrangements – Advance on the Purchase of Concentrate Revenue.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2014

The final conditions precedent for the completion of Phase Two of the Restructure Plan were completed on December 12, 2013.

On December 13, 2013 the following transactions forming part of Phase Two of the Restructure Plan were completed:

•
the sale and transfer of the Company’s interest in the Boikgantsho Project and the Eastern section of the Ga-Phasha Project to RPM for a net consideration of $178.5 million (ZAR1,700.0 million). For accounting purposes this sale gave rise to gains of $171.1 million that is reported as “Other income” in the Consolidated Statement of Comprehensive Income (also refer to note 35 in the audited annual financial statements for Fiscal 2013);

•
the purchase consideration payable for the sale of the Boikgantsho Project was paid to the Company on December 13, 2013, excluding an amount of $3.0 million (ZAR29.0 million) in respect of the Boikgantsho Project information which is payable on the date of execution of the notarial deed of extension of the RPM Mining Right to include the Boikgantsho Prospecting Rights. The proceeds paid to the Company of $175.5 million (ZAR1,671 million) were used to reduce the outstanding debt to RPM;

•
RPM subscribed for additional shares in Bokoni Holdco to the value of $203.6 million (ZAR1,939.4 million). Bokoni Holdco utilised these funds to repay the debt outstanding between Bokoni Holdco and RPM of $203.6 million (ZAR1,939.4 million);

•
Plateau subscribed for additional shares as part of the funding between Plateau and Bokoni Holdco, and as such Plateau’s interest in Bokoni Holdco has not been diluted. This transaction is eliminated for Group consolidation purposes;

•
The 2009 Senior Debt Facility was repaid in full and the New Senior Facilities Agreement between Plateau and RPM as signed on March 27, 2013 was made effective. The amount available under the New Senior Facilities Agreement is $241.5 million (ZAR2,300.0 million) of which $233.3 million (ZAR 2,225.7 million), including interest; was utilized by the end of Fiscal 2013. Refer to Section 1.4.1 – Debt Arrangements – New Senior Facilities Agreement;

•
Plateau also entered into the Working Capital Facility of $9.5 million (ZAR90.0 million) with RPM to fund Atlatsa’s corporate and administrative expenses through to the end of 2015 of which $3.2 million (ZAR30.0 million) was utilised at year-end (Refer to Section 1.4.2 – Debt Arrangements – Working Capital Facility); and

•	the Concentrate Agreement (as described in Section 1.7.1 – Operations – Bokoni Mine, under the sub-heading “Sale of Concentrate”) was extended until 2020.

In January 2014, Phase Two of the Restructure Plan was finalized by completing the following:

•
Pelawan SPV converted all of its “B” Preference Shares in Plateau into 227.4 million common shares in the Company on January 14, 2014; RPM in turn converted its “B” Preference shares in Pelawan SPV for 115.8 million of the 227.4 million Atlatsa shares;

•
On January 29, 2014, Atlatsa Holdings, the Company’s majority shareholder acquired the 115.8 million common shares in the Company from RPM on a vendor financed basis, which resulted in Atlatsa Holdings owing $48.6 million (ZAR463.2 million) to RPM, to be repaid in stages by December 31, 2020 (the “Atlatsa Holdings Vendor Finance Loan”);

•	RPM subscribed for 125 million common shares of the Company on January 31, 2014, for $78.8 million (ZAR750.0 million), which proceeds were used to repay a portion of the

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2014

Company’s outstanding debt to RPM. This reduced the facility available under the New Senior Facilities Agreement to $162.8 million (ZAR1,550.0 million); and

•
Atlatsa Holdings provided security to RPM in relation to the Atlatsa Holdings Vendor Finance Loan by way of a pledge and cession of its entire shareholding in Atlatsa, which shares remain subject to a lock-in arrangement through to 2020. Should Atlatsa Holdings be unable to meet its minimum repayment commitments under the Atlatsa Holdings Vendor Finance Loan between 2018 to 2020, Atlatsa will have a discretionary right, with no obligation, to step in and remedy such obligation in order to protect its BEE shareholding status, subject to commercial terms being agreed between Atlatsa Holdings and Atlatsa for that purpose and receipt of the necessary regulatory and shareholder approvals.

On February 1, 2014, after completion of Phase Two of the Restructure Plan; Atlatsa had an outstanding share capital of 554,288,473 common shares.

For additional information on the Restructure Plan refer to the press releases of Atlatsa dated February 2, 2012, March 15, 2012, March 30, 2012, May 3, 2012, June 15, 2012, July 26, 2012, September 7, 2012, September 27, 2012, October 2, 2012, October 22, 2012, December 3, 2012, January 21, 2013, March 27, 2013, March 28, 2013, April 5, 2013, July 2, 2013, August 20, 2013, August 29, 2013, October 7, 2013, October 8, 2013, October 31, 2013, December 12, 2013, December 18, 2013, January 16, 2014 and February 3, 2014 as well as the material change reports filed on February 13, 2012,  September 27, 2012 and April 8, 2013, all of which are available on SEDAR at www.sedar.com.

1.4 Debt Arrangements

The Company financed the acquisition of Bokoni Holdco in 2009 at the Plateau level through a combination of the 2009 Senior Debt Facility and an agreement with RPM whereby RPM provided Plateau with the OCSF of up to a maximum of $78.8 million (ZAR750.0 million) (which increased to $115.5 million (ZAR1,100.0 million) on June 29, 2012) and access to RPM’s attributable share of the Bokoni Holdco cash flows (the “Standby Loan Facility”) which, with the Company’s portion, provided up to a maximum of 80% of all free cash flow generated from Bokoni to meet the Company’s repayment obligations in terms of the 2009 Senior Debt Facility.

The OCSF, the “A” Preference Share Facility and the 2009 Senior Debt Facility were consolidated on September 28, 2012 as part of Phase One of the Restructure Plan. Refer to Section 1.3 – Restructure Plan for more information.  For more information on the OCSF, the “A” Preference Share Facility and the 2009 Senior Debt Facility see the Company’s Management Discussion & Analysis for the year ended December 31, 2013 available on SEDAR at www.sedar.com.

On December 13, 2013, the following transactions of Phase Two of the Restructure Plan were implemented, each of which is described in more detail below:

•	the New Senior Facilities Agreement became effective; and

•	Plateau entered into the Working Capital Facility with RPM of $9.5 million (ZAR90 million) available to fund Atlatsa’s corporate and administrative expenses through to the end of 2015.

In January 2014, Phase Two of the Restructure Plan was finalized by completing the following:

•
Pelawan SPV converted all of its “B” Preference Shares in Plateau into 227.4 million common shares in the Company on January 14, 2014; RPM in turn converted its “B” Preference shares in Pelawan SPV for 115.8 million of the aforementioned 227.4 million Atlatsa common shares; and

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2014

•	RPM subscribed for 125 million common shares of the Company on January 31, 2014 to the value of $78.8 million (ZAR750.0 million).

1.4.1. New Senior Facilities Agreement

The balance under the 2009 Senior Debt Facility as at December 13, 2013 was $229.8 million (ZAR2,188.8 million) between Plateau and RPM after repaying $175.5 million (ZAR1,671 million) of the 2009 Senior Debt Facility received from the sale of the Eastern Ga-Phasha Project and the Boikgantsho Project. On December 13, 2013, $229.8 million (ZAR2,188.8 million) was drawn down under the New Senior Facilities Agreement to pay and settle the 2009 Senior Debt Facility. As of December 13, 2013, the 2009 Senior Debt Facility is no longer in effect.

As at December 31, 2013, the contracted facility under the New Senior Facilities Agreement was $241.5 million (ZAR2,300.0 million). With the proceeds of $78.8 million (ZAR750.0 million) from RPM for the subscription for 125 million common shares in the Company on January 31, 2014 being utilised to reduce the debt between Plateau and RPM, the amount outstanding under the New Senior Facilities Agreement was reduced to $162.8 million (ZAR1,550.0 million). In the event Plateau draws down on the facility available under New Senior Facilities Agreement to fund its 51% contribution to Bokoni Holdco, RPM has agreed to provide its 49% contribution to Bokoni Holdco as a shareholder loan to Bokoni Holdco.

During Q1 2014, Plateau drew down $6.2 million (ZAR61.3 million) on the New Senior Facilities Agreement, and RPM provided $6.0 million (ZAR58.9 million) to Bokoni Holdco for utilisation by Bokoni Mine.  These draw downs by Plateau brought the total amount outstanding under the New Senior Facilities Agreement, between Plateau and RPM, to $163.1 million (ZAR1,553.3 million), including interest as at March 31, 2014.

The total undrawn facility between RPM and Plateau under the New Senior Facilities Agreement at March 31, 2014 was zero. On January 31, 2014, Anglo American Platinum’s Board of Directors authorised an amount of $16.3 million (ZAR160 million) of accrued and unpaid interest to accrue above the facility limit of $162.8 million (ZAR1,550.0 million) up to December 31, 2015.

All draw downs between December 13, 2013 and March 31, 2014; to the value of $19.5 million (ZAR186.1 million) (refer to note 9 in the unaudited condensed consolidated interim financial statements for Q1 2014) at the Bokoni Holdco level were treated as a shareholder loans. The treatment of these shareholder loans was decided by the Board of Directors of Bokoni Holdco as per the Bokoni Holdco Shareholders Agreement and these loans was capitalised for additional shares in Bokoni Holdco, however the 51% and 49% shareholding percentages of Plateau and RPM, respectively, were maintained. The shareholder loans bore no interest and no repayment terms and as noted above the Board of Directors of Bokoni Holdco can decide to capitalise the loan.

The repayment terms of the New Senior Facilities Agreement include quarterly cash sweeps, when cash is available. Atlatsa will be required to reduce the outstanding balance (including capitalised interest) under the New Senior Facilities Agreement to $105.0 million (ZAR1 billion) by December 31, 2018, to $52.5 million (ZAR500.0 million) by December 31, 2019 and to zero by December 31, 2020.

1.4.2. Working Capital Facility

On December 13, 2013, Plateau and RPM entered into a Working Capital Facility whereby RPM agreed to provide a maximum of $3.2 million (ZAR30.0 million) Atlatsa each year from 2013 to 2015,

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2014 inclusive, up to an aggregate amount of $9.5 million (ZAR90.0 million), (including capitalised interest), to fund Atlatsa’s corporate and administrative expenses through to 2015.

Pursuant to the terms of the Working Capital Facility, interest will be charged on the outstanding amounts of the Working Capital Facility at a rate of three-month JIBAR plus 4% per annum. The balance of the Working Capital Facility cannot exceed $9.5 million (ZAR90.0 million) at any time. Atlatsa is prohibited from paying any dividends until the Working Capital Facility is fully repaid. The Working Capital Facility is repayable in full by December 31, 2018.

Prior to implementation of Phase Two of the Restructure Plan and as an interim measure pursuant to closing of the Restructure Plan, the parties agreed to a “Transaction Cost Loan Agreement”, as signed and implemented on May 28, 2013. A facility of $2.4 million (ZAR22.5 million) was made available under the Transaction Cost Loan Agreement. The Amendment Agreement, which provided for an increase of $22.6 million (ZAR215.7 million) to the 2009 Senior Debt Facility, was implemented on May 28, 2013. This amount is inclusive of the $2.4 million (ZAR22.5 million) provided for under the Transaction Cost Loan Agreement. This facility carried interest at the Prime Rate plus 5%.

As at September 30, 2013, a draw down of $0.7 million (ZAR7.0 million) was made under the Transaction Cost Loan Agreement. On December 13, 2013, Plateau drew down $3.1 million (ZAR29.9 million) on the Working Capital Facility and repaid the amount outstanding under the Transaction Cost Loan Agreement amount of $0.7 million (ZAR7.2 million) including interest.

During Q1 2014, $0.8 million (ZAR8 million) was drawn down under the Working Capital Facility, which brought the contractual balance to $4.1 million (ZAR38.7 million) as at March 31, 2014, inclusive of cumulative interest.

In March 2014, Plateau entered into an agreement with RPM whereby, in the event Bokoni Mine requires additional cash resources in the short term, the undrawn facility from the $9.5 million (ZAR90.0 million) Working Capital Facility in place for corporate and administration costs, would be made available.

1.4.3. Advance on the Purchase of Concentrate Revenue

In addition to the other facilities provided, RPM agreed to fund the Bokoni Mine, pursuant to the Advance on Concentrate Revenue Agreement, with an advance on the sale of concentrate revenue made to RPM pursuant to the Concentrate Agreement, at an interest rate of JIBAR plus 1.41% per annum, from November 1, 2013 to November 30, 2014.

The Advance on Concentrate Revenue Agreement provides that RPM may advance funds to Bokoni up to an amount equal to the lower of 90% of an advance on revenue for the preceding two months and $37.8 million (ZAR360.0 million), provided that the amount advanced shall not exceed the actual cash requirements for that month. The terms of the Advance on Concentrate Revenue Agreement were re-negotiated in March 2014 to permit RPM to advance funds to Bokoni up to an amount equal to the lower of  95% of an advance on revenue for the preceding two months and $49.9 million (ZAR475.0 million), provided that the amount advanced shall not exceed the actual cash requirements for that month of Bokoni Mine, and to extend the term of the Advance on Concentrate Revenue Agreement to March 31, 2015. On May 5, 2014, the Advance on Concentrate Revenue Agreement was amended to extend the terms of the agreement to June 30, 2014.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2014

On March 26, 2014, an advance of $9.5 million (ZAR90 million) was made against the concentrate revenue for the month of March, which will be recovered as part of revenue received from RPM in May 2014.

Also refer to Section 1.11 – Liquidity, under the sub-heading “Going Concern” for details on how the Advance will be utilised.

1.4.5. Vendor Finance Facility – Share Settled Financing – The “B” Preference Shares

On July 1, 2009, RPM provided a vendor finance facility to Plateau consisting of a cash component, the “A” Preference Share Facility of $126.0 million (ZAR1.2 billion) and a share settled component (the “Share-Settled Financing”) amounting to $115.5 million (ZAR1.1 billion). Refer to Section 1.3 – Restructure Plan for details of the repayment of these facilities.

Pursuant to the Share Settled Financing, Atlatsa Holdings, the majority shareholder of Atlatsa, established a wholly owned subsidiary, Pelawan SPV, and transferred 56,691,303 Atlatsa Common Shares to the Pelawan SPV. RPM subscribed for convertible preferred shares in the capital of the Pelawan SPV (the “SPV Preferred Shares”) for an aggregate sum of $115.5 million (ZAR1.1 billion).  Atlatsa Holdings encumbered its shareholding in the Pelawan SPV in favour of RPM as security for the obligations of the Pelawan SPV pursuant to the SPV Preferred Shares.

The Pelawan SPV subscribed for two different classes of convertible class B preferred shares (the “B” Preference Shares”) in Plateau for $115.5 million (ZAR1.1 billion), each such class being convertible into ordinary shares in the capital of Plateau (“Plateau Ordinary Shares”) and entitling the holder of the Plateau Ordinary Shares to a special dividend in cash, which, upon receipt, would immediately be used to subscribe for additional Plateau Ordinary Shares. The “B” Preference Shares were zero coupon shares and carried no rights to preference dividends.

Pursuant to the agreement between the Pelawan SPV and Atlatsa (the “Exchange Agreement”), upon Plateau issuing Plateau Ordinary Shares to the Pelawan SPV, Atlatsa would take delivery of all Plateau Ordinary Shares held by the Pelawan SPV and, in consideration thereof, issue to the Pelawan SPV such number of Atlatsa Common Shares that would have a value equal to the value of such Plateau Ordinary Shares. The total number of Atlatsa Common Shares to be issued on implementation of the Share-Settled Financing arrangement was 227.4 million Atlatsa Common Shares.

The SPV Preferred Shares were convertible in one or more tranches into ordinary shares in the capital of the Pelawan SPV (“SPV Ordinary Shares”) immediately upon demand by RPM, upon the earlier of (i) the date of receipt by the Pelawan SPV of a conversion notice from RPM and (ii) July 1, 2018. The Pelawan SPV received a conversion notice from RPM on January 7, 2014. On January 14, 2014; RPM was issued a special dividend in cash, which RPM immediately used to subscribe for SPV Ordinary Shares. On January 14, 2014; Pelawan SPV converted the SPV Preferred Shares to SPV Ordinary Shares and RPM subscribed for additional SPV Ordinary Shares as a result of the special dividend.  Pelawan SPV immediately undertook a share buyback of all SPV Ordinary Shares held by RPM and settled the buyback consideration by delivering to RPM 115.8 million common shares in the Company.  On January 29, 2014 RPM sold these 115.8 million common shares in the Company to Atlatsa Holdings in trust for the Pelawan Trust.

111.6 million common shares in the Company were issued to Pelawan SPV pursuant to the Exchange Agreement and were subsequently transferred to Atlatsa Holdings in trust for the Pelawan Trust. Such common shares are subject to a lock-in that prevents Pelawan SPV and Atlatsa Holdings from disposing of such shareholding for so long as Atlatsa Holdings is required to maintain a minimum 51%

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2014 shareholding in Atlatsa (at present the contractual lock up provision for Atlatsa Holdings on all of its Atlatsa common shares remains in place up to January 1, 2015).

The final result of the Share Settled Financing is that as of January 14, 2014: (i) RPM funded a payment of $115.5 million (ZAR1.1 billion) to Plateau and RPM received a total of 115.8 million common shares in the Company; (ii) RPM sold its 115.8 million shares to Atlatsa Holdings; (iii) Atlatsa Holdings received an additional 111.6 million common shares in the Company from Pelawan SPV; and (iv) Atlatsa Holdings increased their shareholding in the Company to 62%.

The Share Settled Financing is now complete and is described herein for historical purposes only.

Refer to Section 1.3 – Restructure Plan for details of Phase Two of the Restructure Plan.

1.4.5. Security

The New Senior Facilities Agreement is secured through various security instruments, guarantees and undertakings provided by Atlatsa against 51% of the cash flows generated by Bokoni, together with 51% of Bokoni’s asset base.
1.5 Black Economic Empowerment

Atlatsa Holdings, the majority shareholder of Atlatsa, is a broad based BEE entity. Through Atlatsa Holdings, Atlatsa remains compliant with the BEE equity requirements contemplated under South African legislation and the associated charters regarding BEE equity holding requirements.

1.6 Environmental Matters

The South African National Environmental Management Act 107 of 1998 (“NEMA”) as well as the Mineral and Petroleum Resources Development Act, 2002 (“MPRDA”), which applies to all prospecting and mining operations, requires that operations be carried out in accordance with generally accepted principles of sustainable development. It is a MPRDA requirement that an applicant for a mining right must make prescribed financial provision for the rehabilitation or management of negative environmental impacts, which must be reviewed annually. The financial provisions deal with anticipated costs for:

•	premature closure;
•	planned decommissioning and closure; and
•	post closure management of residual and latent environmental impacts.

In respect of the Bokoni Mine, an external assessment to determine the environmental closure liability was undertaken in September 2013. As at March 31, 2014, the total environmental rehabilitation liability for the Bokoni Mine, in current monetary terms (discounted), was estimated at $11.7 million (ZAR111.8 million) compared to $9.4 million (ZAR85.0 million) in Q1 2013 and $11.1 million (ZAR109.6 million) as of December 31, 2013.

The undiscounted future rehabilitation liability was estimated at $18.8 million (ZAR185.6 million) as at December 31, 2013, compared to $13.5 million (ZAR115.3 million) as at December 31, 2012.

The Company makes annual contributions to a dedicated trust fund (the “Environmental Trust Fund”) to cover the estimated cost of rehabilitation during and at the end of the life of the Bokoni Mine.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2014

As at March 31, 2014, the amount invested in the Environmental Trust Fund was $3.5 million (ZAR33.6 million) compared to $3.2 million (ZAR28.9 million) in Q1 2013 and $3.3 million (ZAR32.5 million) at December 31, 2013. The shortfall of $8.2 million between the funds invested in the Environmental Trust Fund and the estimated rehabilitation cost is covered by a guarantee from RPM.

Atlatsa’s mining and exploration activities are subject to extensive environmental laws and regulations. These laws and regulations are continually changing and are generally becoming more restrictive. Atlatsa has incurred, and expects to incur in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures. Estimated future reclamation costs are based principally on current legal and regulatory requirements.

As at March 31, 2014, the Company has identified a future pollution risk posed by deep groundwater in certain underground shafts. A contingency has been provided for deep groundwater pollution.  Although various studies have been undertaken by Bokoni since 2012, it has not been able to reliably predict the amount of the groundwater rehabilitation costs.

1.7 Operations

1.7.1 Bokoni Mine

Overview

The Bokoni Mine is an operating mine situated in the Sekhukhuneland District of the Limpopo Province, approximately 80km southeast of Polokwane, the provincial capital, and 330km northeast of Johannesburg.

The Bokoni Mine is permitted by two “new order” mining licenses covering an area of 20,394.26 hectares. After the conclusion of Phase Two of the Restructure Plan in December 2013, the Bokoni mining right (LP30/5/1/2/2/59 MR) was amended to include two mineral properties - Avoca 472 KS and Klipfontein 465 KS, which were previously considered part of the Ga-Phasha Project. Mining at the Bokoni Mine consists of both surface and underground operations. The surface operation is an opencast operation mining the Merensky reef and contributes approximately 25% of the total tonnage produced. A vertical shaft and three decline shaft systems provide access to underground mine development and production on the Merensky and UG2 reef horizons. The UG2 production currently accounts for approximately 30% of total production.

Road, water and power infrastructure, as well as two processing concentrators, have been installed at the Bokoni Mine, which are sufficient to meet the operational requirements of the Bokoni Mine up to the completion of its first phase growth plans (i.e. increased output to 160,000 tpm).

The Bokoni Mine has an extensive ore body, capable of supporting a life-of-mine plan that is estimated at 39 years (as used in the impairment calculations). Current mining operations are being conducted at shallow depths, on average 300m below the surface. This benefits the Bokoni Mine’s operations in that there are no major refrigeration (and consequent power) requirements at shallower mining depths.

The Bokoni Mine’s production for Q1 2014 averaged 130,033 tpm of ore from its UG2 and Merensky reef horizons, representing an increase of 29% from Q1 2013.

In Q2 2013, Bokoni successfully commissioned its new open cast Merensky mine operations which, when steady state is achieved, will produce 40,000 tpm of Merensky ore, comprising 25% of Bokoni’s

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2014 total mine operations for the next 10 years, whilst its underground operations (currently producing at 120,000 tpm) ramp up to full first phase capacity of 160,000 tpm at steady state in the medium term.

Klipfontein open cast project:

The Company intended for the output of the Klipfontein opencast operation to reach 40,000 tpm by January 1, 2013, which would be capable of supporting a life-of-mine plan estimated at 10 years. However, due to the illegal strike that occurred in Q4 2012, the opencast site-establishment and first box-cut were delayed, resulting in the delivery of the first reef tonnes to the concentrator being delayed until June 2013. The production target of 40,000 tpm for the opencast operation was achieved in September 2013.

New Operating Plan

The Company developed a new operating plan following a detailed strategic review undertaken in 2012 by the new management team at Bokoni Mine, in conjunction with RPM and Atlatsa. This included a review of all technical, operational and financing assumptions informing the existing strategy, having regard to the general outlook for the PGM industry.

The new operating plan to 2020 targets an output of 160,000 tpm to meet the current installed processing capacity at the Bokoni Mine. Accordingly, material capital expenditure associated with the proposed UG2 expansion plans at the Bokoni Mine, estimated at $241.5 million (ZAR2.3 billion), have been deferred beyond 2020. In an effort to reduce unit operating costs, open cast Merensky operations at the Bokoni Mine have commenced and this is expected to contribute towards further unit cost reductions in future.

The new operating plan will allow the Bokoni Mine to fill its processing capacity in the near term, whilst allowing underground mining operations to build up from the current 120,000 tpm to 160,000 tpm. The Company considers this plan to be both low risk and less capital intensive. Annual production from the Bokoni Mine is expected to increase from the current base of 103,000 PGM Oz to 250,000 PGM Oz over the next five years.

The new operating plan will result in Bokoni becoming a predominantly Merensky Reef producer, with Merensky Reef accounting for approximately 75% of its total estimated production in the medium term. The capital cost estimate to increase production from the Brakfontein and Middlepunt Hill projects to steady state levels of 100,000 tpm and 60,000 tpm, respectively, is estimated at $115.5 million (ZAR1.1 billion).

Atlatsa will finance the expansion plans at the Bokoni Mine until June 30, 2015, using the credit facilities available under the New Senior Facilities Agreement, the Advance on Concentrate Revenue Agreement and available cash resources (with RPM meeting its 49% cash commitment to Bokoni Holdco), and by deferring capital expansion costs that do not affect the Bokoni operating plan. If required, Atlatsa will also draw down under the Working Capital Facility.

Management of the Bokoni Operations

On March 27, 2013, Plateau, RPM and Bokoni Holdco entered into a shareholders’ agreement (the “Bokoni Holdco Shareholders Agreement”) to govern the relationship between Plateau and RPM, as shareholders of Bokoni Holdco, and to provide management to Bokoni Holdco and its subsidiaries, including Bokoni.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2014

Under the Bokoni Holdco Shareholders Agreement, Plateau is entitled to nominate the majority of the directors of Bokoni Holdco and Bokoni, and has undertaken that the majority of such nominees will be HDPs in South Africa. Atlatsa has given certain undertakings to RPM in relation to the maintenance of its status as an HDP controlled group pursuant to the Bokoni Holdco Shareholders Agreement.

Pursuant to the Bokoni Holdco Shareholders Agreement, the board of directors of Bokoni Holdco, which is controlled by Atlatsa, has the right to call for shareholder contributions, either by way of a shareholder loan or equity cash call. If a shareholder should default on an equity cash call, the other shareholder may increase its equity interest in Bokoni Holdco by funding the entire cash call, provided that Plateau's shareholding in Bokoni Holdco cannot be diluted for default in respect of equity contributions until the earlier of (a) the date on which the BEE credits attributable to RPM, and/or arising as a result of the acquisition by Atlatsa of its 51% interest in Bokoni Holdco, become legally secure, and (b) the date on which Plateau has repaid the debt owed to RPM pursuant to the New Senior Facilities Agreement in full, Plateau's shareholding in Bokoni Holdco cannot be diluted for default in respect of equity contributions required under the Bokoni Holdco Shareholders Agreement.

Pursuant to the terms of shared services agreements between RPM and Bokoni, RPM provides certain services to Bokoni at a cost that is no greater than the costs charged to any other Anglo American plc group company for the same or similar services. It is anticipated that, as Atlatsa builds its internal capacity and transforms into a fully operational PGM producer, these services will be phased out and will be replaced either with internal or third party services. Atlatsa, through Plateau, provides certain management services to Bokoni pursuant to certain services agreements entered into with effect from July 1, 2009, which are still in effect.

Sale of Concentrate

The Bokoni Mine produces a metal-in-concentrate, all of which is sold to RPM pursuant to a sale of concentrate agreement (the “Concentrate Agreement”) entered into between Bokoni and RPM on July 1, 2009. The Concentrate Agreement has an initial five year term ending on July 1, 2014 and Plateau has the right to extend the Concentrate Agreement for a further five year term to July 1, 2019. Refer to Section 1.3 – Restructure Plan.

Pursuant to the Concentrate Agreement, RPM receives metal-in-concentrate from the Bokoni Mine and pays for such metal based upon a formula equal to a percentage of the spot prices for the various metals contained in the concentrate delivered, including precious and base metals, less certain treatment charges and penalties (if applied).

Included in the extension of the Concentrate Agreement, Atlatsa will retain its existing option to acquire an ownership interest in Anglo American Platinum’s Polokwane smelter complex on terms agreed between RPM and Atlatsa.

1.7.2 Platreef Exploration Properties, Northern Limb

Atlatsa owns mineral rights (known as “farms”) covering 37,000 hectares comprising the Central Block, the Rietfontein Block and the Kwanda Project (referred to below), which are collectively, known as the Platreef Properties. The Platreef Properties are not currently significant projects for the Company.

1.7.2.1 Rietfontein Project

The initial prospecting right for the Rietfontein project was valid for a five year period, expiring November 27, 2011. Prior to the expiry date, on August 22, 2011, Atlatsa lodged an application to renew the prospecting right for a three year extension of term. To date the renewal is still pending.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2014

Preliminary investigations of the Rietfontein project indicate that more value could be extracted by incorporating it into the adjacent Platreef project owned by Ivanplats, rather than operating it as a stand-alone project. Ivanplats and Atlatsa entered into a joint operation with respect to the aforementioned properties on June 29, 2001(the “Existing JO”).

Atlatsa has entered into a settlement agreement with Ivanplats (the “Settlement Agreement”) effective December 11, 2009 to replace and supersede the Existing JO in respect of the Rietfontein property located on the northern limb of the BIC. The Settlement Agreement was a result of the arbitration process for disagreements with respect to the exploration activities undertaken at the Rietfontein property. Salient terms of the Settlement Agreement are as follows:

•	Atlatsa and Ivanplats agreed to abandon their respective claims under dispute forming the subject matter of arbitration;

•
The Existing JO between the parties was amended, such that the Existing JO was extended to incorporate a defined area of Ivanplats’ adjacent Turfspruit mineral property. Both parties retained their existing prospecting rights in respect of mineral properties in their own names but made these rights and technical information available to the extended joint operation (the “Extended JO”);

•	Atlatsa is entitled to appoint a member to the Extended JO technical committee and all technical programs are carried out with input from Atlatsa;

•	Atlatsa was awarded a 6% free carried interest in the Extended JO, provided that the Extended JO contemplated an open pit mining operation, incorporating the Rietfontein mineral property;

•	Atlatsa has no financial obligations under the Extended JO terms and Ivanplats is required to fund the entire exploration program to feasibility study with no financial recourse to Atlatsa; and

•	On delivery of the feasibility study, Atlatsa may elect to either:

•	retain a participating interest of 6% in the Extended JO and finance its pro rata share of the project development going forward; or

•
relinquish its participating interest of 6% in the Extended JO in consideration for a 5% net smelter return royalty in respect of mineral products extracted from those areas of the Rietfontein mineral property forming part of the Extended JO mineral properties.

Atlatsa has lodged an application to renew the prospecting right for the Rietfontein Project for three years. The Company expects that the rights will be renewed. The Company is engaged in negotiations with Ivanplats about the joint approach going forward. Atlatsa currently holds a 100% direct ownership interest in the Rietfontein Project.

1.7.2.2 Central Block

The Central Block consists of five farms or portions thereof, comprising a portion of Dorstland 768 LR, Hamburg 737 LR, Elandsfontein 766 LR, Molokongskop 780 LR and Noord Holland 775 LR.

Atlatsa is currently evaluating its approach to properties on the Central Block, which may include potential joint venture relationships with third party exploration companies.

A number of the prospecting rights have expired. Management have lodged renewal applications for all expired rights, the approvals of which are still pending.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2014

On Central Block, a number of the prospecting rights have expired and renewal applications have been lodged. The Company expects that that the rights will be renewed.

Atlatsa currently holds a 100% direct ownership interest in the Central Block Project.

1.7.2.3 Kwanda Project

Atlatsa intends to continue its existing prospecting programs at the Kwanda Project in 2014 at a cost of approximately $0.2 million per annum.

Atlatsa currently holds a 51% indirect ownership interest in the Kwanda Project.

1.8 Market Trends and Outlook

Outlook

Q1 2013 saw another challenging quarter for the South African PGM industry, dominated by ongoing industrial action in South Africa leading up to the South African General Elections, which took place on May 7, 2014, and further influenced by political events between Russia and the Ukraine.

Economic and political factors influencing the PGM sector in South Africa remain volatile, with economic data and growth indicators from key economies, particularly in Europe, remaining key to platinum demand recovery going forward.

Demand

Despite certain signs of economic recovery in European economies, particularly Germany, platinum demand for autocatalytic converter usage in this key diesel engine dominated sector remains weak, when compared to peak demand levels last seen in 2007. The introduction of Euro VI emission control standards in European economies should provide additional demand stimulus in this key sector for platinum demand going forward.

Notwithstanding subdued European economic conditions, there continues to be some encouraging signs for improved palladium demand growth as manufacturing recoveries in the gasoline dominated United States and Chinese economies automobile sectors continue to show strong performances, with recent research estimates from IHS Automotive indicating that global vehicle production will increase from 85 million to 106 million units by 2021, with China accounting for 50% of such growth.

Recent policy and legislative initiatives in China in an effort to improve air pollution conditions, including emission control legislation for automobiles, together with recent announcements surrounding the introduction of hydrogen fuel cell powered motor vehicles by major motor manufacturers, are encouraging signs for potential demand stimulus in the PGM sector going forward.

Strong growth demand for platinum jewellery in China continues. Improved platinum jewellery demand in India, particularly amongst male consumers, has been encouraging and creates the platform for a large potential growth market which is traditionally dominated by yellow gold.

Investment demand for physical platinum and palladium through Exchange Traded Funds (ETFs) remains robust and has now established itself firmly as a meaningful contributing factor to demand for the white metals, with the two palladium backed ETFs recently introduced by ABSA Bank and

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2014

Standard Bank in South Africa demonstrating high levels of demand for physical metal exposure by institutional investors.

Supply

The supply side remains susceptible to further disruptions from ongoing wage disputes between platinum producers and labour unions in South Africa.

On January 23, 2014, the Association of Mineworkers and Construction Union (“AMCU”), the dominant Labour Union amongst the three largest platinum producers in South Africa with membership of approximately 70,000 mineworkers, entered into protected strike action against Anglo American Platinum, Impala Platinum Holdings Limited (“Implats”) and Lonmin Plc (“Lonmin”).  This strike action has been unprecedented, continuing for 17 weeks through to the South African general elections which were held on May 7, 2014. Recent attempts at settlement between platinum producers and AMCU have collapsed, with the result that the platinum producers have circumvented Labour Union leadership and put their final wage proposals directly to mine employees, in an effort to re-start operations in May 2014.

In addition to labour pressures, the South African PGM sector remains under pressure from rising costs, largely associated with imported inflation on key materials and power utility charges, which have increased by 15% annually compounded over the last 3 years.

These price increases and consequent margin squeeze have, to some extent, been offset by a depreciation of the ZAR to the US$, in line with a number of emerging market currencies. Such a depreciation has a positive impact on the revenue basket received by South African miners, as export metal is sold based on US$ pricing, whilst input costs remain ZAR denominated.

During 2013 the supply side response from major PGM producers in South Africa remained fairly muted, with only Anglo American Platinum announcing certain shaft closures at its Rustenburg complex, whilst other major producers, such as Lonmin, announced the curtailment of certain capital expansion projects.

Should labour strike action in South Africa continue to intensify into 2014 there may be a more aggressive supply side response from major PGM producers in South Africa, having regard to the fact that currently more than half of the shaft operations within the South African PGM sector are non-cash generative after capital expenditure.

Recent announcements by the government of Zimbabwe regarding the compulsory sale by non-indigenous Zimbabwean companies of 51% of their mineral assets to indigenous Zimbabweans for no compensation may also have an impact on future PGM supply from Zimbabwean based platinum mines going forward.

Furthermore, recent developments in the Ukraine have resulted in threats of international sanctions being imposed upon Russia, which may have an impact on the future supply of PGMs, as Russia is currently the second largest supplier of platinum and palladium to global markets.

Pricing

Recent research reports published within the PGM sector have also indicated that there may be larger stockpiles of above ground inventories in platinum and palladium than previously estimated, with the result that spot metal prices have remained relatively subdued over the period under review.  However,

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2014 it is estimated that the negative impact of the South African strikes, together with the consequential effects of such strike action for the South African PGM sector going forward, anticipated to result in a scale down and/or re-shaping of certain mining operations, should create positive momentum for both the platinum and palladium price moving into 2015, as both markets remain in deficit and above ground inventory levels continue to be depleted as a result of supply side constraints.

As a result of increased investor appetite for investment in physical PGMs, both the platinum and palladium spot prices remain volatile and highly susceptible to movements as a result of investor sentiment and market trading conditions, with both platinum and palladium spot metal prices appearing to be largely influenced by investor sentiment within the precious metals complex and, in particular, speculators taking positions in the gold - platinum spread trades.

The future market direction and catalysts for PGMs will, to a large extent, be determined by the outcome of the current wage negotiations between Labour Unions and PGM producers in South Africa, together with a potential meaningful supply side response from South African major producers in 2014 and future economic growth outlooks for key economies affecting PGM demand in the United States, Europe, Japan and China.

Quarterly Trends

Fiscal 2013 was dominated by continued concerns amongst market participants surrounding the volatile labour situation in South Africa, resulting in a trend towards physical metal investment in PGMs being preferred to platinum equities. Despite continued labour unrest in South Africa the spot platinum price failed to react positively on future supply concerns with the US$ price of platinum remaining relatively flat during the quarter under review. However, palladium spot prices have reacted over the period, largely influenced by political events in the Ukraine, together with added impetus from strong ETF demand and a better global outlook for the gasoline dominated economies of the United States and China.

Macro investment sentiment towards South Africa, dominated by the volatile labour situation, resulted in the ZAR remaining under pressure relative to the US$, which provided some relief for South African PGM producers, a trend that continued throughout Q4 2013 and into 2014.

1.9 Discussion of Operations

Q1 2014 Highlights:

In addition to the highlights mentioned under Section 1.2 - Overview, the following is noted:

•	Tonnes delivered to the concentrator for Q1 2014 increased by 35% when compared to Q1 2013, and tonnes milled increased by 29% for the comparative period.

•
Primary development increased by 37% in Q1 2014 as compared to Q1 2013. The increase in development is attributed to good progress made at Brakfontein and Middelpunt Hill on the decline. This level of development is expected to be maintained over the next year as the operations focus on increasing facelength to realise steady state targets of 100,000 tpm and 60,000 tpm at Brakfontein and Middelpunt Hill; respectively.

•
Recoveries at the concentrator increased by 0.4% to 89.9% for the Merensky concentrate; decreased by 1.9% to 85.8% for the UG2 concentrate, between Q1 2014 and Q1 2013 and for the open cast concentrate the recoveries were 69.1% for Q1 2014 (no comparative period).

•	4E ounces produced increased by 19% in Q1 2014 when compared to Q1 2013.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2014

•	The LTIFR for Q1 2014 was 0.38 and has improved by 61% when compared to the Q1 2013 LTIFR of 0.97.

The key production parameters for the Bokoni Mine for Q1 2014 and for Q1 2013 are depicted in the table below.

Bokoni Production Statistics:

		Q1 2014 (Total )	Q1 2014 (open cast)	Q1 2014 (under-ground)	Q1 2013	% Change between Q1 2014 (total) and Q1 2013
4E oz produced	Oz	42,820	5,689	37,131	36,043	18.8
Tonnes milled	T	390,099	76,225	313,874	302,964	28.8
Recovered grade	g/t milled, 4E	3.53	2.40	3.80	3.82	(7.7)
UG2 mined to underground output	%	32.10	-	32.10	34.34	(6.5)
Development meters	M	2,686	-	2,686	1,956	37.3
ZAR/t operating cost/tonne milled	ZAR/t	1,308	773	1,438	1,283	(1.9)
ZAR/4E operating cost/4E oz	ZAR/4E oz	11,918	10,356	12,157	10,786	(10.5)
Total permanent labour (mine operations)	Number	3,610	-	-	3,516	2.7
Total contractors (mine operations)	Number	2,368	-	-	1,550	58.8

Refer to Section 1.11 - Liquidity for a discussion of the Company’s going concern assumption as of March 31, 2014.
Atlatsa incurred a gross loss for Q1 2014 of ($7.1 million) which is $1.2 million less than the gross loss incurred in Q1 2013 of ($8.3 million).

In Q1 2014, Atlatsa incurred an operating loss of ($10.1) million compared to an operating profit of $8.3 million in Q1 2013.

Revenue

The concentrator milled 313,874 underground tonnes during Q1 2014, which were 4% higher than the 302,964 underground tonnes milled during Q1 2013.

The Klipfontein opencast milled 76,225 tonnes during Q1 2014. No opencast tonnes were milled in Q1 2013.

Total tonnes milled for Q1 2014, were 390,099 tonnes compared to total tonnes milled for Q1 2013 of 302,964 (increase of 29%).

The mine produced 37,131 underground 4E ounces during Q1 2014, which were 3% higher than the 36,043 4E ounces produced during Q1 2013.

The opencast contributed 5,689 4E ounces in Q1 2014. No opencast 4E ounces were milled in Q1 2013.

Total 4E ounces were 42,820 in Q1 2014 compared to 36,043 in Q1 2013 (an increase of 19%).

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2014

Revenue was made up as follows:

•
The 4E basket price for Q1 2014 was 11% higher at ZAR12,373 compared to ZAR11,108 for Q1 2013; however in Q1 2014 the US Dollar (“US$”) basket price was US$1,139 compared to US$1,241 in Q1 2013, which is a 8% decrease.

•	The platinum price during Q1 2014 was 13% lower compared to Q1 2013 at $1,428.

•	The average realized ZAR/US$ exchange rate for Q1 2014 was ZAR10.86 compared to the average realized exchange rate of ZAR8.95 for Q1 2013;a weakening of the ZAR of 21.3%.

•	Revenue was $53.8 million (ZAR529.8 million) for Q1 2014 compared to $45.1 million (ZAR400.4 million) for Q1 2013.

•	$0.3 million (ZAR3.4 million) was paid in concentrate grade penalties for Q1 2014, compared to $0.1 million (ZAR1.2 million) in Q1 2013.

Cost of sales

Consolidated cost of sales for Q1 2014 were $60.0 million (ZAR600.1 million) which were $7.5 million (ZAR125.6 million) more than Q1 2013 ($53.4 million (ZAR474.4 million)); this represents an increase of 14% in $ terms and 26% in ZAR terms.

The main contributors to the cost variances were:

•
Labour costs for Q1 2014 were $22.4 million (ZAR220.9 million), which was an increase of 3% in $ terms (which is attributable to a weakening of the average yearly exchange rate of 10.8% – the average exchange rate deteriorated from ZAR8.88 to ZAR9.84) and 14% in ZAR terms compared to Q1 2013 of $21.8 million (ZAR193.1 million).  The increase in labour costs was mainly due to:

o	annual salary increases as from July 2013; and
o	an increase in employees from Q1 2013 by 94 people.
•
Contractor costs for Q1 2014 were $10.5 million (ZAR103.3 million), which was an increase of 146% in $ terms and 172% in ZAR terms compared to Q1 2013 contractor costs of $4.3 million (ZAR37.9 million).

The increase was due to:
o	the opencast contractor cost of $4 million (ZAR38.5 million); and
o	an increase in contractor cost associated with an increase in working cost primary development, re-development and ledging.
•
Storages costs for Q1 2014 were $10.0 million (ZAR98.7 million), which was an increase of 19% in $ terms and 32% in ZAR terms compared to Q1 2013 storage costs of $8.4 million (ZAR74.6 million). This increase was driven by 41% higher square metres, 104% higher working cost development metres and 35% higher tonnes delivered.

•
Utility costs for Q1 2014 were $3.0 million (ZAR29.8 million), which was an increase of 10% in $ terms and 22% in ZAR terms compared to Q1 2013 utility costs of $2.7 million (ZAR24.4 million), mainly due to the higher production in Q1 2014.

•	Sundry costs for Q1 2014 were $5.5 million (ZAR53.8 million), representing a decrease of 11% in $ terms and 1% in ZAR terms compared to Q1 2013 sundry costs of $6.1 million (ZAR54.6 million).
•	Movement in the Changes in inventory for Q1 2014 decreased by 180% to ($0.6 million) (-ZAR5.8 million) compared to Q1 2013.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2014

•	Depreciation for Q1 2014 increased by $0.7 million (an increase of 8% compared to Q1 2013) to $10.1 million (ZAR99.5 million).

Cash draw downs from available debt facilities for Q1 2014 were $12.6 million (ZAR120.3 million) compared to Q1 2013 of $41.0 million (ZAR370.6 million). This represents a decrease of 69.2%.
On March 26, 2014, an Advance of $9.5 million (ZAR90 million) was made against March’s concentrate that will be recovered as part of revenue received from RPM in May 2014.

Cost per tonne milled for Q1 2014 was $133 (ZAR1,308) per tonne compared to $144 (ZAR1,283) per tonne in Q1 2013. This represents a decrease of 8% in $ terms and an increase of 1.9% in ZAR terms.

Cost per 4E ounce for Q1 2014 was $1,211 (ZAR11,918) per 4E ounce as compared to $1,214 (ZAR10,786) per 4E ounce in Q1 2013. This represents an increase of 0% in $ terms and 10.5% in ZAR terms.

Exchange rate

For presentation purposes in the Statement of Comprehensive Income, currencies of the South African subsidiaries are converted from ZAR to $.  The average ZAR to $ exchange rate for Q1 2014 was ZAR9.84=$1. This represents a weakening of 10.8% compared to the average exchange rate for Q1 2013 of ZAR8.88=$1.

For the Statement of Financial Position, the closing ZAR to $ exchange rate for Q1 2014 was ZAR9.52=$1. This represents a weakening of 5.4% compared to the average exchange rate for Q1 2013 of ZAR9.03=$1 and ZAR9.87=$1 at December 31, 2013 (strengthening of 4%).

Finance expense

Finance expense for Q1 2014 was $4.0 million compared to $14.2 million in Q1 2013, which is a decrease of 72%. This is as a result of the delay in the finalisation of the Restructure Plan. Once Phase Two was implemented on December 13, 2013, Atlatsa reduced its debt as discussed in Section 1.3 – Restructure Plan and the shareholder loans between RPM and Bokoni Holdco were capitalised as discussed in 1.4.1. New Senior Facilities Agreement, resulting in a lower finance expense in Q1 2014.

The finance expense is net of capitalised interest of $660,666 (ZAR6.5 million) capitalised in Q1 2014.  No interest was capitalised in Q1 2013.

Pursuant to Phase One of the Restructure Plan; the parties agreed that interest on the 2009 Senior Debt Facility would be calculated on the method set out below; the same terms will apply on the New Senior Facilities Agreement from December 13, 2013.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2014

Total Facility Outstanding	2013	2014	2015	2016	2017	2018
Up to ZAR1,000,000,000	zero interest	zero interest	JIBAR minus 5.14%	JIBAR minus 3.11%	JIBAR minus 0.96%	JIBAR plus 1.30%
From (and including) ZAR1,000,000,000 up to ZAR2,000,000,000	JIBAR minus 1.25%	JIBAR plus 3.02%	JIBAR plus 2.36%	JIBAR plus 4.39%	JIBAR plus 6.54%	JIBAR plus 6.30%
From (and including) ZAR2,000,000,000	JIBAR plus 8.75%	JIBAR plus 8.02%	JIBAR plus 7.36%	JIBAR plus 11.89%	JIBAR plus 11.54%	JIBAR plus 11.30%

The interest applicable to the debt owing (based on contractual value refer to Section 1.12 – Capital Resources for the contractual value) by Atlatsa to RPM is based on the corresponding tranche that the value of the contractual debt falls within. For accounting purposes, interest is recorded at a calculated effective interest rate. The debt between Plateau and RPM has an effective floating interest rate of JIBAR plus 7.99% for Q1 2014. All draw downs from December 13, 2013 between Bokoni Holdco and RPM were capitalised at March 31, 2014.

Phase One of the Restructure Plan reduced the interest between Plateau and RPM to an annual cash flow effective rate of 4.37% (this rate being linked to JIBAR, which was 5.73% as at March 31, 2014) from the effective rate of 12.31% before the consolidation of the loans on September 28, 2012.

Safety

Atlatsa’s LTIFR in Q1 2014 improved to 0.38, representing an improvement of 61% compared to the LTIFR of 0.97 for Q1 2013.

Management at the Bokoni Mine has engaged extensively with the safety authorities at the Department of Mineral Resources, South Africa and have taken strong action to mitigate against future accidents at the Bokoni Mine. Additional emphasis has been placed on behaviour, including in depth discussions with employees before each shift to identify any risks. Training has been rolled out to all levels of employees to identify and mitigate potential hazards.

Capital

Total capital expenditure for Q1 2014 was $11.2 million (compared to $12.0 million for Q1 2013), comprising 28% sustaining capital and 72% project expansion capital (compared to 30% sustaining capital and 70% project expansion capital for Q1 2013).

Royalties: Implementation of the Mineral and Petroleum Resources Royalty Act, 2008 (Act no. 28 of 2008)

The Mineral and Petroleum Resources Royalty Act, imposes a royalty payable to the South African government based upon financial profits made through the transfer of mineral resources.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2014

The royalty is based on a predetermined percentage applied to gross sales of unrefined metal produced. The predetermined percentage is equal to 0.5 + ((Earnings Before Interest and Tax x 9)/gross sales). The percentage cannot be less than 0.5%.

The royalty is accounted for on a monthly basis in the accounting records of Bokoni.

The payments in respect of the royalty are due in three intervals:

•	an initial provision payment due six months into the financial year (i.e. June 30), which is based on actual and estimated figures;
•	a second provisional payment due twelve months into the financial year (i.e. December 31), which is based on actual and estimated figures; and
•	a final payment due six months after the financial year (i.e. June 30), which is based on a true up calculation.

The Q1 2014 royalty tax percentage and resulting royalty expenses for Bokoni were the 0.5% and $0.2 million, respectively, representing the minimum rates. The royalty tax percentage and royalty expenses for Q1 2013 were also 0.5% and $0.2 million, respectively.

Power Tariff Increases

The National Energy Regulator of South Africa declared based on its revision of Eskom’s tariff increase request that the tariff will increase by 8% per year from 2013 to 2018.

Because the Bokoni Mine operations are currently taking place at relatively shallow depths, no major refrigeration requirements will be incurred during the next 30 years of mining. Power costs currently comprise approximately 7% (varying summer and winter tariffs) of total operating costs at the mine operations.

Bokoni continues to focus efforts on power usage reduction as part of the efficiency improvement initiatives currently being implemented at the operations.

1.10 Summary of Quarterly Results

$ Million *	Mar 31, 2014	Dec 31, 2013	Sept 30, 2013	Jun 30, 2013	Mar 31, 2013	Dec 31, 2012	Sept 30, 2012	Jun 30, 2012
Revenue	53.8	47.9	54.2	48.4	45.1	0.8	43.9	38.7
Cost of sales	(61.0)	(67.2)	(59.0)	(54.1)	(53.4)	(35.5)	(54.1)	(52.4)
Gross loss	(7.1)	(19.3)	(4.8)	(5.7)	(8.3)	(34.7)	(10.2)	(13.7)

Profit / (Loss) for the period	(12.8)	133.2	(15.5)	(13.3)	(4.6)	(63.7)	49.8	(40.4)

Basic profit / (loss) per share ($)	(0.01)	0.54	(0.03)	(0.02)	(0.01)	(0.10)	0.16	(0.05)
Diluted profit / (loss) per share ($)	(0.01)	0.53	(0.03)	(0.02)	(0.01)	(0.10)	0.16	(0.05)
Weighted number of common shares outstanding (million) 1	551	426	425	425	425	425	425	425
Diluted weighted number of common shares outstanding (million) 2	554	429	425	425	425	425	425	425

*	Data for all presented periods were prepared in accordance with IFRS.

1	On a fully diluted basis, post-conversion of the “B” Preference Shares.

2	Including unvested treasury shares issued pursuant to the Company’s Employee Stock Option Plan

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2014

Discussion of Last Eight Quarterly Results

Atlatsa is continuing its efforts to increase production in order to achieve its target monthly production rate of 160,000 tpm in the medium term.

Fluctuation in revenue between the quarters was mainly a result of a fluctuation in production and varying PGM basket prices and exchange rates, as explained below:

•
Production has varied from period to period predominately as a result of production efficiencies, potholing and safety stoppages, as well as the illegal strike in Q4 2012. Revenue is also impacted by concentrate grade and chrome penalties. Production levels reached a high of 47,611 4E ounces during Q3 2013 and a low of 2,045 4E ounces during Q4 2012. The extent of this variance (i.e. greater than 100%) indicates the extreme production volatility experienced during the eight quarter periods referred to in the table above.

•
Recovered grade varied between a low of 3,31 g/t in Q4 2013 and a high of to 3,84 g/t in September 30, 2012 as a result of the significant increase in the amount of development at the operations, as well as lower grade material delivered and recoveries achieved from the new open cast operations commissioned in June 2013.

•
PGM basket prices are derived from the relevant market supply and demand that exists at that particular point in time. For the eight quarter periods referred to in the table above, the PGM basket price varied from a high of US$1,291 for the three months ended March 30, 2013 to a low of US$1,130 for Q4 2013. This 14% variance indicates the volatility of the PGM basket price due to fluctuations in market demand and supply.

•
Due to the fact that the PGM basket price is quoted in US$, the revenue for each specific period is significantly dependent on the fluctuations of the ZAR against the US$. The ZAR’s strongest quarterly average position against the US$ was experienced during the second quarter of 2012 at an exchange rate of ZAR8.13 = US$1 and the weakest during Q1 2014, which was ZAR10.86 = US$1. The 34% variance indicates the volatility of the ZAR against the US$ to exchange rate fluctuations.

All of the above factors contributed to the increase in revenue to a high of $53.8 million for Q1 2014 from an all-time low of only $0.8 million in Q4 2012.

The period to period variations in cost of sales are mainly as a result of:

•	Labour cost varying due to changes in labour numbers, annual salary increases, overtime hours and bonus payments.

•	Varying use of contractors depending on management’s production and development planning requirements.

•	Fluctuations in storage costs based predominately on tonnes milled.

•	Utility costs varying between winter and summer tariffs, as well as annual tariff increases.

•	Depreciation charges based on the unit of production method moving in line with production as well as additional depreciation when capital work-in-progress is capitalised.

•
Commodities such as fuel and steel are paid for in ZAR, but the price is determined in US$, such that the Company may be subject to a “double” hit in the event that the price of the commodity rises at the same time as a deterioration in the ZAR exchange rate.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2014

•
Fluctuations in the exchange rate between the $ and the ZAR – although the functional currency of the South African subsidiaries is the ZAR, the presentation currency is the $, such that the cost of sales is impacted by the weakening of the ZAR.

1.11 Liquidity

At March 31, 2014, Atlatsa had positive working capital, excluding restricted cash and assets available for sale of $3.1 million compared to positive working capital of $23.6 million as at March 31, 2013 compared to negative working capital of ($73.8 million) at December 31, 2013.

Refer to Section 1.3 Restructure Plan for details of the Restructure Plan as well as Sections 1.4 – Debt Arrangements for details of how the 2009 Senior Debt Facility was transferred to the New Senior Facilities Agreement.

On January 31, 2014, Anglo American Platinum’s Board of Directors authorised an amount of $16.3 million (ZAR160 million) of accrued and unpaid interest to accrue above the facility limit of $162.8 million (ZAR1,550.0 million) up to December 31, 2015. As at March 31, 2014, the contractual amount outstanding under the New Senior Facilities Agreement between RPM and Plateau was $163.1 million (ZAR1,553.3 million). In addition to the funds available under the New Senior Facilities Agreement, RPM has agreed to fund the Bokoni Mine with the Advance (refer to Section 1.4.3 – Debt Arrangements – Advance on the Purchase of Concentrate Revenue).

Atlatsa has the following long-term contractual obligations as at March 31, 2014:
	Payments due by period ($ million)(1)
	Total	Less than one year	1 to 3 years	3 to 5 years	More than 5 years
Capital commitments	13.6	13.6	-	-	-
Long-term debt scheduled interest payments	3,021	67.6	1,073.5	1,880.2	-
Operating lease commitments (3)	0.7	0.2	0.6	-	-
Purchase obligations (4)	5.8	3.3	2.5	-	-
Total	3,041.5	84.7	1,076.5	1,880.2	-

(1)
The Company’s long-term debt obligations, which include scheduled interest payments, are denominated in ZAR. Payments and settlement on the obligation are denominated in ZAR. Long-term obligations have been presented at an exchange rate of $1 = ZAR9.52

(2)	The Company has routine market-related leases on its office premises in Johannesburg, South Africa.

(3)
The term “purchase obligation” means an agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Atlatsa’s major cash commitments for the next year relate to its obligation to fund project expansion capital requirements at the Bokoni Mine as there are no significant obligations to repay interest and capital on long-term debt during the next 12 months.

Refer to Section 1.18 – Financial Instruments and Risk Management for a discussion of Atlatsa’s debt instruments and associated financial risks.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2014

At March 31, 2014, Atlatsa had a positive total equity position of $467.9 million compared to $189.7 million as at March 31, 2013 and $379.1 million as at December 31, 2013. As at March 31, 2014 the Company’s assets of $781.3 million exceeded its liabilities of $313.4 million by a factor of 2.5:1.

At March 31, 2014, the ratio of current assets (excluding restricted cash) to current liabilities of the Company was 1.06:1 and the Company had unrestricted cash and equivalents of $15.1 million, with zero undrawn facilities under the New Senior Facilities Agreement, however, the Advance is still in place until June 30, 2015.

Going Concern Assumption

The Company incurred a net loss for the three months ended March 31, 2014 of ($12.8 million) (compared to a 2013 fiscal year profit of $99.9 million) and as of that date its total assets exceeded its total liabilities by $467.9 million (compared to December 31, 2013 when total assets exceeded total liabilities by $379.1 million).

The Company completed a part of Phase Two of its Restructure Plan on December 13, 2013. This included the following transactions between the Company and RPM:

•	the sale and transfer of the Company’s interest in the Boikgantsho Project and the Eastern section of the Ga-Phasha Project to RPM for a net consideration of $178.5 million (ZAR1,700.0 million);

•
the purchase consideration payable for the sale of the Boikgantsho Project was paid to the Company on December 13, 2013, excluding an amount of $3.0 million (ZAR29.0 million) in respect of the Boikgantsho Project information which is payable on the date of execution of the notarial deed of extension of the RPM Mining Right to include the Boikgantsho Prospecting Rights. The proceeds were used to reduce the outstanding debt to RPM;

•
RPM subscribed for additional shares in Bokoni Holdco to the value of $203.6 million (ZAR1,939.4 million). Bokoni Holdco utilised these funds to repay the debt outstanding between Bokoni Holdco and RPM of $203.6 million (ZAR1,939.4 million); and

•
The 2009 Senior Debt Facility was repaid in full and the New Senior Facilities Agreement between Plateau and RPM as signed on March 27, 2013 was made effective. The amount available under the New Senior Facilities Agreement is $241.5 million (ZAR2,300 million) of which $233.7 million (ZAR 2,225.7 million), including interest was utilised by December 31, 2013.

The net result of these transactions was the Company’s debt was reduced by $379.1 million (ZAR 3,610.4 million).

In addition, a Working Capital Facility was provided by RPM to fund the Company’s administrative and corporate expenses. The Restructure Plan was finalised on January 31, 2014 resulting in the amount outstanding under the New Senior Facilities Agreement being reduced by a further $78.8 million (ZAR 750 million).

The New Senior Facilities Agreement is only repayable once the Company generates sufficient free cash flow. The delay in the implementation of Phase Two resulted in the additional resources that were made available in terms of the New Senior Facility being insufficient to meet the short term cash requirements of Bokoni Mine, due to the interest accruing on the available debt facility. The facility was fully drawn by March 2014.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2014

An alternative funding arrangement was entered into with RPM in November 2013, whereby an Advance on the concentrate sales made to RPM by Bokoni was provided. The Advance was originally available from November 1, 2013 until November 30, 2014. The agreement with RPM with respect to the Advance provides that RPM may advance funds to Bokoni up to an amount of the lower of 90% of an advance on revenue for the preceding two months and $37.8 million (ZAR360.0 million), provided that the amount advanced shall not exceed  the actual cash requirements for that month. This agreement was renegotiated in March 2014 to provide that RPM may advance funds to Bokoni up to an amount of the lower of 95% of an advance on revenue for the preceding two months and $49.9 million (ZAR475.0 million), provided that the amount advanced shall not exceed the actual cash requirements for that month of Bokoni Mine. In May 2014 the agreement was extended to June 30, 2015.

The Working Capital Facility made available to Plateau up to a maximum of $3.2 million (ZAR30 million) per year to Atlatsa during each of 2013, 2014 and 2015 for an aggregate facility of $9.5 million (ZAR90 million), including capitalised interest to fund Atlatsa’s corporate and administrative expenses through to 2015.  The Working Capital Facility is repayable in full by December 31, 2018.

Further negotiations were entered into with RPM and the following terms were agreed to ensure the Company has sufficient cash resources:

•	RPM will meet its 49% shareholder commitment to match any cash resources that Atlatsa contributes;

•	The backlog of accounts payable relating to Anglo American Platinum of approximately $14.7 million (ZAR140 million) will be deferred to be paid from April 2015 over 9 equal instalments;

•	The available facility of the $9.5 million (ZAR90 million) Working Capital Facility will be made available in the event Bokoni requires additional cash resources;

•
RPM will consider the availability of the ZAR29 million outstanding on the sale of the Boikgantsho Project that took place on December 13, 2013 which is currently payable by RPM to the Company on the date of execution of a notarial deed of extension of the RPM Mining Right to include the Boikgantsho Prospecting Rights;.

Atlatsa executives will make available $6.3 million (ZAR60 million) to the Company as cash resources; and Bokoni Mine has further evaluated that it can delay planned capital expenditure of approximately $3.2 million (ZAR30 million) without impacting Bokoni’s production plans.

As a result of the available cash facilities, of which $6.3 million (ZAR60 million) is committed and held in escrow, the financial statements are prepared on the basis of accounting policies applicable to a going concern.

1.12 Capital Resources

Atlatsa’s primary source of capital is debt. Atlatsa’s access to capital sources is dependent upon general commodity and financial market conditions. Atlatsa has secured long-term funding to meet its operating and capital obligations. The Company has negotiated alternative funding arrangements (the Advance) to June 30, 2015. (Refer to Section 1.4 – Debt Arrangements and Section 1.11 – Liquidity under the sub-heading “Going Concern”.)

Atlatsa’s cash balance as at March 31, 2014 was $15.1 million compared to $15.8 million at the end of Q1 2013. At December 31, 2013 the Company’s cash balance was $40.7 million. The repayment terms of the New Senior Facilities Agreement include quarterly cash sweeps, when cash is available. Atlatsa is required to reduce amount owing to RPM under the New Senior Facilities Agreement to an

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2014 outstanding balance (including capitalised interest) of $105 million (ZAR1 billion) by December 31, 2018, to $52.5 million (ZAR500.0 million) by December 31, 2019 and to zero by December 31, 2020. Refer to Section 1.4 – Debt Arrangements for the details of the changes in the debt arrangements during 2013 and 2014.

Capital commitments already contracted for by the Company amount to $13.6 million as at March 31, 2014 (compared to $1.7 million at March 31, 2013 and $13.8 million at December 31, 2013) and are comprised primarily of capital expenditure commitments for property, plant and equipment, and capital-work-in-progress related to Bokoni Mine. These capital commitments will be funded by cash available from operations, as well as the Advance. For Q1 2014, the Company expects as-yet uncontracted expenditures of $18.9 million (compared to $32.6 million in Q1 2013 and $17 million at December 31, 2013). These are required to maintain the Company’s capacity, to meet planned growth and to fund development activities, discussed under Section 1.7.1 – Operations - Bokoni Mine.

The Advance, as discussed in Section 1.4 – Debt Arrangements – 1.4.3. Advance on the Purchase of Concentrate Revenue is based on the purchase of concentrate revenue from sales made to RPM. This arrangement is available from November 1, 2013 until June 30, 2015. A summary of Atlatsa’s debt facilities as at March 31, 2014, is as follows:

	Balance at March 31, 2014	Total available facility	Un-utilized portion of facility
	$ million
RPM New Senior Facilities Agreement (1)(2)(3)	163.1	162.8	-	(4)
RPM interest free loan (3)	3	3	-
RPM – Working Capital Facility (5)	4.1	9.5	5.4
Other	1	1	-
Total	171.2	176.3	15.4

(1)	Refer to Section 1.4.1 – Debt Arrangements –New Senior Facilities Agreement in relation to the new facility in place between Atlatsa and Anglo American Platinum as per the Restructure Plan.
(2)	This is disclosed at contractual value, and will not agree to the face of the balance sheet which is shown at fair value.
(3)
On May 5, 2014, an agreement was entered into with Anglo American Platinum state that although the principal amount of the New Senior Facilities Agreement has reached its cap, an aggregate amount of $16.3 million (ZAR160 million) is permitted to go beyond the cap.  This amount is only for accrued and unpaid interest.

(4)	The total undrawn facility between RPM and Plateau under the New Senior Facilities Agreement at March 31, 2014 was zero.
(5)	Refer to the Section 1.4.2 – Debt Arrangements, under the sub-heading “Working Capital Facility”. To note; a portion of $3 million (ZAR30 million) will only be made available in 2015.

Refer to Section 1.4 – Debt Arrangements – 1.4.1. New Senior Facilities Agreement for details regarding the consolidation of the 2009 Senior Debt Facility, now replaced by the New Senior Facilities Agreement.

Refer to Section 1.16 – Critical Accounting Estimates, under the sub-heading “Fair value of consolidated 2009 Senior Debt Facility and the New Senior Facilities Agreement” for details on the evaluation of the 2009 Senior Debt Facility after completion of Phase One of the Restructure Plan.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2014

On January 31, 2014, Anglo American Platinum’s Board of Directors authorised an amount of $16.3 million (ZAR160 million) of accrued and unpaid interest to accrue above the facility limit of $162.8 million (ZAR1,550.0 million) up to December 31, 2015. As at March 31, 2014, the Company is not in breach of the loan covenants. For a discussion of these debt facilities refer to Section 1.4 – Debt Arrangements.  Also refer to Section 1.11 – Liquidity for a discussion of when RPM acquired the outstanding amounts of the 2009 Senior Debt Facility, now replaced by the New Senior Facilities Agreement, and Section 1.3 – Restructure Plan for details of the Restructure Plan to refinance and restructure the Company.

Atlatsa’s ability to raise new equity in the equity capital markets is subject to the mandatory requirement that Atlatsa Holdings, a BEE shareholder of Atlatsa, retains a 51% fully diluted shareholding in the Company up until January 1, 2018, as required by covenants given by Atlatsa Holdings and Atlatsa in favour of the South African Department of Mineral Resources, the South African Reserve Bank and Anglo American Platinum. Under current circumstances, there is minimal availability for the Company to issue additional equity.

The Company currently does not use any financial instruments for hedging or similar purposes.

1.13 Off-Balance Sheet Arrangements

Atlatsa has not entered into any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditure or capital resources that is material to investors.

1.14 Transactions with Related Parties

On March 27, 2008, Atlatsa concluded a number of agreements with RPM relating to services at the Bokoni Mine. RPM is a wholly owned subsidiary of Anglo American Platinum and a 49% shareholder in Bokoni Holdco, and is therefore considered to be a related party to the Company. These agreements were amended on March 28, 2013 and include the Concentrate Agreement and the related Advance whereby Bokoni sells the concentrate produced at the Bokoni Mine to RPM at market related prices, which are calculated using actual market prices and adjusted to account for grade and chrome content (refer to Subsection 1.7.1 – Operations – Bokoni Mine, under the sub-heading “Sale of Concentrate”).

Pursuant to the terms of various shared services agreements, the Anglo American plc group of companies provides certain operational services to Bokoni at a cost that is no greater than the costs charged to any other Anglo American plc group for the same or similar services.

A number of the transactions undertaken pursuant to Phase One and Phase Two of the Restructure Plans were with related parties, including Anglo-American Platinum, RPM, and Atlatsa Holdings, including the sale of the Boikgantsho Project and the Eastern section of the Ga-Phasha Project, the consolidation of the 2009 Senior Debt Facility, the New Senior Facilities Agreement and the conversion of the “B” Preference Shares.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2014

Transactions with RPM during Q1 2014 and Q1 2013 are summarized below:

	Q1 2014 (in millions)	Fiscal 2013 (in millions)	Q1 2013 (in millions)
Concentrate sales	55.8	195.6	45.1
Cost of sales*	14.4	58.0	10.6
Administration expenses	-	-	0.6
Finance expense (before interest capitalised)	4.6	57.1	14
Fair value gain on Consolidated Debt Facility / New Senior Debt Facility	4.3	48.0	20.6
Costs capitalised to capital work-in-progress	-	9.2	-
Profit on sale of assets #	-	171.1	-
* - included in cost of sales are the following:
Metal accounting services	0.1	0.5	0.01
Supply chain services	12.6	49.9	8.2
Treatment of Anglo ore	-	-
Other	0.8	5.8	1.6
	13.5	56.3	9.8

# - The Profit on sale of assets relates to the sale of the Boikgantsho Project and the Eastern Ga-Phasha Project to RPM.

The following balances were outstanding to/from RPM at March 31, 2014, as compared to March 31, 2013, compared to Fiscal 2013:

	Q1 2014 (in millions)	Fiscal 2013 (in millions)	Q1 2013 (in millions)
Loans and Borrowings	121.9	185.9	444.4
Trade and other payables	21.9	15.5	2.4
Trade and other receivables	36.4	3.0	33.9

Refer to Section 1.11 - Liquidity, Section 1.12 – Capital Resources and Section 1.4 – Debt Arrangements for additional discussion of financing and debt arrangements with RPM.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2014

In January 2014, the Restructure Plan was finalised by completing the following:

•
Pelawan SPV converted all of its “B” Preference Shares in Plateau into 227.4 million common shares in the Company on January 14, 2014; RPM in turn converted its “B” Preference shares in Pelawan SPV for 115.8 million of the 227.4 million Atlatsa shares; and

•	RPM subscribed for 125 million common shares of the Company on January 31, 2014 to the value of $78.8 million (ZAR750.0 million).

The funds from the 125 million shares were used to reduce the New Senior Debt Facility to $162.8 million (ZAR1,550 million).

Atlatsa Holdings, the Company’s majority shareholder acquired the 115.8 million Atlatsa common shares that RPM received on conversion of the “B” Preference shares from RPM on a vendor financed basis for $48.6 million (ZAR463 million).

Atlatsa Holdings will provide security to RPM in relation to the Atlatsa Holdings Vendor Finance Loan by way of a pledge and cession of its entire shareholding in Atlatsa, which shares remain subject to a lock-in arrangement through to 2020. Should Atlatsa Holdings be unable to meet its minimum repayment commitments under the Atlatsa Holdings Vendor Finance Loan between 2018 to 2020, Atlatsa will have a discretionary right, with no obligation, to step in and remedy such obligation in order to protect its BEE (as defined below) shareholding status, subject to commercial terms being agreed between Atlatsa Holdings and Atlatsa for that purpose and receipt of the necessary regulatory and shareholder approvals.

On February 6, 2014, Plateau paid Securities Transfer Tax (“STT”) of $0.2 million to the South African Revenue Services, on behalf of Atlatsa Holdings. The STT was paid pursuant to the Transaction Cost Loan Agreement dated May 28, 2013 in respect of the Restructure Plan, pursuant to which RPM funded a loan of $2.4 million (ZAR22.5 million) to Plateau for the payment of the transaction costs of Atlatsa, Atlatsa Holdings and their affiliates. The Transaction Cost Loan agreement was replaced by the Working Capital Facility – refer to Section 1.4.3 –Debt Arrangements – Working Capital Facility. The STT relates to the sale of the 115.8 million common shares from RPM to Atlatsa Holdings as part of the Restructure Plan. The STT was accounted for as a transaction cost at the Plateau level.

1.15 Proposed Transactions

There are no transactions currently anticipated.

1.16 Critical Accounting Estimates

Atlatsa’s accounting policies are presented in note 4 of the unaudited condensed consolidated interim financial statements for Q1 2014, which have been publicly filed on SEDAR at www.sedar.com.

The preparation of the condensed consolidated financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2014

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognised in the unaudited condensed consolidated interim financial statements  is included in the notes to the financial statements for Q1 2014, where applicable.

These judgments include estimates regarding: taxation, impairment of mining assets, exposure and liabilities with regards to rehabilitation costs, fair value of share based payments, inventory, contingencies, mineral resources and reserves, and the fair value of the consolidated 2009 Senior Debt Facility (replaced at the end of Fiscal 2013 by the New Senior Facilities Agreement), as discussed in greater detail below.

Taxation

Atlatsa applies significant judgment in determining provisions for income tax and deferred tax assets and liabilities.

Temporary differences arise between the carrying values of assets and liabilities for accounting purposes and the values used for tax purposes. These temporary differences result in tax liabilities being recognised and deferred tax assets being considered based on the probability of deferred tax assets being recoverable from future taxable income. A deferred tax asset is recognised to the extent that it is probable that future taxable profits will be available against which the deferred tax asset can be realized.

Atlatsa determines deferred tax using enacted or substantively enacted tax rates at the reporting date on all temporary differences arising between the carrying values of assets and liabilities for accounting purposes and the amounts used for tax purposes, unless there is a temporary difference that is specifically excluded in accordance with IFRS. The carrying value of Atlatsa’s net deferred tax assets assumes that Atlatsa will be able to generate sufficient future taxable income in applicable tax jurisdictions, based on estimates and assumptions.

Impairment of Mining Assets

The recoverable amount of mining assets, including goodwill relating to mining operations, is generally determined by utilizing discounted future cash flows. Factors such as the quality of the individual ore body and country risk are considered in determining the recoverable amount.

Key assumptions for the calculations of the mining assets' recoverable amounts are the forward PGM prices, exchange rates for the various products produced by the Bokoni Mine, and the annual life-of-mine plans. In determining the commodity prices to be used, management assesses the long-term views of several reputable institutions on the commodity prices and, based on this, derives the forward PGM prices. The life-of-mine plans are based on proven and probable reserves and have been approved by Atlatsa.

During Q4 2013, Atlatsa calculated the recoverable amounts based on updated life-of-mine plans using a discount rate that is based on the post-tax weighted average cost of capital (“WACC”) of 10.97%. The WACC is based on the risk free rate as at December 31, 2013, a market risk premium, a Beta factor (risk of a particular industry relative to the market as a whole), an Alpha (company specific risk premium), the post-tax cost of debt and the debt-equity ratio.

Refer to note 7 of the audited annual financial statements for Fiscal 2013 for details of key assumptions used in the Q4 2013 impairment testing. Impairment testing was not completed again at March 31, 2014.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2014

Cash flows used in the impairment calculations are based on life-of-mine plans which exceed five years. As per management assessment, no impairment was required for Q4 2013. Management used consensus price and rate assumptions based on the forward views of several analysts as at December 31, 2013. Cash generating units are based on individual subsidiaries of Atlatsa.

Should management's estimate of the future not reflect actual events, impairments may be identified. Factors affecting the estimates include:

•	changes to proven and probable ore reserves;
•	the grade of the ore reserves may vary significantly from time to time;
•	review of strategy;
•	differences between actual commodity prices and commodity price assumptions;
•	unforeseen operational issues at the mine; and
•	changes in capital, operating, mining, processing and reclamation cost assumptions.

Exposure and liabilities with regards to rehabilitation costs

Estimated environmental obligations, comprising pollution control, rehabilitation and mine closure, are based on Atlatsa’s environmental management plans in compliance with current technological, environmental and regulatory requirements.

Management used a South African inflation rate of 5.5% over a period of 26.5 years in the calculation of the estimated net present value of the rehabilitation liability. The discount rate used for the calculation was 8.0% based on the future long-term view on government bonds. This was reviewed at December 31, 2013. A review of the rehabilitation costs was not completed again at March 31, 2014.

With regards to the rehabilitation of the open cast, a period of 10 years was used to estimate the net present value of the rehabilitation liability. This was added to the overall mine rehabilitation liability.

Fair value of share based payments

The fair values of options granted and share appreciation rights are determined using Black-Scholes and binomial valuation models. The significant inputs into the models are: vesting period, risk free interest rate, volatility, price on date of grant and dividend yield. Refer to note 33 of the audited annual financial statements for Fiscal 2013 for details on the share option and share appreciation schemes and assumptions used.

Inventory – Stockpiles

Stockpiles are measured by estimating the number of tonnes added and removed from the stockpile, the number of contained PGM ounces based on assay data and the estimated recovery percentage based on the expected processing method. Stockpile tonnages are verified by periodic surveys. The stockpile inventory at March 31, 2014 amounted to $1 million.

Assessment of contingencies

Contingencies will only be realized when one or more future events occurs or fails to occur. The exercise of significant judgment and estimates of the outcome of future events is required during the assessment of the impact of such contingencies.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2014

Mineral resources and reserves

Mineral reserves are estimates of the amount of ounces that can be economically and legally extracted from Atlatsa’s properties. In order to calculate the mineral reserves, estimates and assumptions are required about a range of geological, technical and economic factors, including quantities, grades, production techniques, recovery rates, production costs, commodity prices and exchange rates.

Estimating the quantities and/or grade of the reserves requires the size, shape and depth of the ore bodies to be determined by analysing geological data such as the logging and assaying of drill samples. This process may require complex and difficult geological judgments and calculations to interpret the data.

Because the economic assumptions used to estimate the changes in mineral reserves from year to year, and because additional geological data is generated during the course of operations, estimates of the mineral reserves may change from year to year. Changes in the proven and probable reserves may affect Atlatsa’s financial results and financial position in a number of ways, including:

•	asset carrying values may be affected due to changes in estimated cash flows;

•	depreciation and amortization charged to profit or loss may change as they are calculated on the units-of-production method; and

•	environmental provisions may change as the timing and/or cost of these activities may be affected by the change in mineral reserves.

At the end of each financial year, the estimate of proven and probable mineral reserve is updated. Depreciation of mining assets is prospectively adjusted, based on these changes.

Fair value of consolidated 2009 Senior Debt Facility and the New Senior Facilities Agreement

Atlatsa has applied judgment when determining the fair value of its consolidated 2009 Senior Debt Facility on September 28, 2012, and on December 13, 2013 for the New Senior Facilities Agreement and the resulting fair value adjustments which were recognised net of deferred tax in profit and loss and non-controlling interest.

On a consolidated basis, the fair value gain on the debt between RPM and Bokoni Holdco in 2012, was recognised as a shareholders contribution and accordingly is reflected as part of non-controlling interest.

The fair value of the consolidated debt as well as the New Senior Facilities Agreement is determined using a cash flow valuation model. The significant inputs into the model are:

•	opening balances as contractually agreed with the counterparty;

•	a market related interest rate (independently sourced from Rand Merchant Bank) as JIBAR+8%;

•	the interest rate table as documented under Section 1.9 – Discussion of Operations, “Finance expenses” (only applicable to Plateau);

•	an assumption that no interest accrues on the loans between Plateau and Bokoni Holdco, Bokoni Holdco and RPM, and between Bokoni Holdco and Bokoni (under the consolidated 2009 Senior Debt Facility);

•	any draw down between Bokoni Holdco and RPM since the repayment of debt on December 13, 2013 will be capitalised as per the New Senior Facilities Agreement;

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2014

•
nominal interest on the redemption of the “A” Preference Shares in regards to Plateau has already been paid over to RPM, thus as interest accrues (compounding quarterly), no cash flow of interest will take place until the nominal interest has been used up;

•
best estimate of the cash flows (draw downs and repayments on the loans) until 2018 (under the consolidated 2009 Senior Debt Facility) and until 2020 (as per the New Senior Facilities Agreement), when the loans, per contractual agreement should be repaid; and

•
a projected forward JIBAR rate plus a market related spread until 2018 (under the consolidated 2009 Senior Debt Facility) and until 2020 (as per the New Senior Facilities Agreement), the fair value of the loans are calculated as the present value of the future cash flows.

Based on the above, on day one, an effective interest rate is established that would be used to increase the loan back up to contractual value by date of payment.

On a quarterly basis, the carrying amounts of the financial liabilities are adjusted to reflect the actual and revised estimated cash flows on the loans. The carrying amounts of the loans are recalculated as per the present value of the revised estimated future cash flows, using the original effective interest rate, as per the day one calculation. The following assumptions in the model may change:

•	any additional draw downs have to be at fair value; and

•	update the quarter end JIBAR curve; which may have an impact on the projected JIBAR rates.

At December 13, 2013, when the 2009 Senior Debt Facility between Plateau and RPM was replaced by the New Senior Facilities Agreement, the 2009 Senior Debt Facility was derecognised and a fair valuation calculation was performed on the New Senior Facilities Agreement. This resulted in a new fair value adjustment being recognised (fair value gain of $ 54.3 million). The debt between Bokoni Holdco and RPM that was recognised at fair value from September 28, 2012 was repaid at contractual value on December 13, 2013 after RPM subscribed for additional shares in Bokoni Holdco at the contractual value of the debt. The difference between the contractual value and the fair value of the debt repaid resulted in a net fair value loss of $50.3 million.

1.17 Changes in accounting policies

The accounting policies applied by Atlatsa in the unaudited condensed consolidated interim financial statements for Q1 2014 are the same as those applied by Atlatsa in the consolidated financial statements as at, and for Fiscal 2013 (available on SEDAR and EDGAR), except for the following standards and interpretations which were adopted by the Company on January 1, 2014, or date of implementation of the standard:

•	Investment Entities (Amendments to IFRS 10, IFRS 12, and IAS 27)

•	Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32)

•	Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36)

•	IFRIC 21 Levies

•	Novation of Derivatives and Continuation of Hedge Accounting (amendments to IAS 39)

The consolidated financial statements for Fiscal 2013, Fiscal 2012, and Fiscal 2011 have been prepared in accordance with IFRS as issued by the International Accounting Standards Board.

The bases of measurement of the consolidated financial statements have been prepared on the historical cost basis as set out in the accounting policies below. Certain items, including derivative financial instruments, are stated at fair value.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2014

There was no significant impact on the consolidated financial statements as a result of adopting these standards and interpretations.

Standards and interpretations issued but not yet effective and applicable to the Company:

Effective for the financial year commencing 1 January 2015

•	Annual Improvements to IFRS’s 2010 – 2012 Cycle – various standards

•	Annual Improvements to IFRS’s 2011 – 2013 Cycle – various standards

Effective for the financial year commencing 1 January 2016

•	IFRS 14 Regulatory Deferral Accounts

To be decided

•	IFRS 9 Financial Instruments

The Company is currently evaluating the impact, if any, that these new standards will have on its consolidated financial statements.

1.18 Financial Instruments and Risk Management

Atlatsa’s financial instruments consist primarily of the following financial assets: cash and cash equivalents, trade and other loans and receivables. Atlatsa’s financial instruments consist primarily of the following financial liabilities: loans and borrowings, trade and other payables and certain derivative instruments. Financial instruments are initially measured at fair value when Atlatsa becomes a party to their contractual arrangements. Transaction costs are included in the initial measurement of financial instruments, with the exception of financial instruments classified as at fair value through profit or loss.

Non-derivative Financial assets

Non-derivative financial assets comprise loans and receivables.

Loans and receivables are recognised on the date of origination. All other financial assets are recognised initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

Financial assets are derecognised when the contractual rights to the cash flows from the asset expire, or the Company transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial assets are transferred, or it neither transfers nor retains substantially all of the risk and rewards of ownership and does not retain any control over the transferred asset. Any interest in transferred financial assets that is created or retained is recognised as a separate asset or liability.

Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2014

Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are recognised initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition loans and receivables are measured at amortised cost using the effective interest method, less any impairment losses.

Loans and receivables comprise trade and other receivables, restricted cash, investment in the Platinum Producer’s Environmental Trust and cash and cash equivalents.

Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less. Bank overdrafts that are repayable on demand and form an integral part of the Company’s cash management are included as a component of cash and cash equivalents for the purpose of the statement of cash flows.

Non-derivative financial liabilities

The Company initially recognises debt securities issued and subordinated liabilities on the date that they originated. All other financial liabilities are recognised initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

Financial liabilities are derecognised when the contractual obligations are discharged, cancelled or expire.

Non-derivative financial liabilities comprise loans and borrowings, bank overdrafts, trade and other payables.

Financial liabilities are recognised initially at fair value plus any directly attributable transaction costs.  Subsequent to initial recognition these financial liabilities are measured at amortised cost using the effective interest method.

The difference between the amount received and the amount recognised at fair value on initial recognition, is recognised as a fair value gain or loss in profit and loss (excluding loans with a shareholder).

When a transaction is with a shareholder at terms and conditions that would not be expected from a third party, it is clear that either the company or the shareholder obtained a benefit because of the shareholder relationship. This benefit is recognised directly in equity. In respect of loans with shareholders, the difference between the loan received and the amount recognised at fair value on initial recognition, is recognised as a fair value gain or loss directly in equity. In respect of loans with shareholders, the difference between the loan settled and the amount recognized at fair value on settlement date, is recognised as a fair value gain or loss directly in equity.

Financial risk management activities

Atlatsa’s financial instruments expose it to a variety of financial risks: credit risk, liquidity risk, interest rate risk, foreign currency risk and commodity price risk.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2014

The Board of Directors has overall responsibility for the establishment and oversight of Atlatsa’s risk management framework.

Atlatsa’s risk management policies are established to identify and analyse the risks faced by Atlatsa, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and Atlatsa’s activities. Atlatsa, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

Credit risk

Credit risk is the risk of financial loss to Atlatsa if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from Atlatsa’s receivables from customers, and cash and equivalents. Management has evaluated treasury counterparty risk and does not expect any treasury counterparties to fail in meeting their obligations.

Trade receivables represents sale of concentrate to RPM in terms of the Concentrate Agreement. The carrying value represents the maximum credit risk exposure. Atlatsa has no security against these receivables.

Liquidity risk

Liquidity risk is the risk that Atlatsa will not be able to meet its financial obligations as they fall due. Atlatsa ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and Atlatsa’s holdings of cash and cash equivalents. Atlatsa’s liquidity was facilitated by the 2009 Senior Debt Facility, which was replaced by the New Senior Facilities Agreement on December 13, 2013 and the Working Capital Facility. Atlatsa’s cash and cash equivalents are invested in business accounts which are available on demand. Refer to Section 1.11 – Liquidity for details on the material uncertainty which may cast significant doubt about the Company’s ability to continue as a going concern and, therefore that it may be unable to realise its assets and discharge its liabilities in the normal course of business.

Atlatsa operates in South Africa and is subject to currency exchange controls administered by the SARB. South African law provides for exchange control regulations that restrict the export of capital. The exchange control regulations, which are administered by SARB, regulate transactions involving South African residents, including legal entities, and limit a South African company's ability to borrow from and repay loans to non-residents and to provide guarantees for the obligations of its affiliates with regard to funds obtained from non-residents.

A portion of the Company's funding for its South African operations consist of loans advanced to its South African subsidiaries from subsidiaries that are non-residents of South Africa. The Company is in compliance with SARB regulations and is therefore not subject to restrictions on the ability of its South African subsidiaries to transfer funds to the Company or to other subsidiaries. In addition, the SARB has introduced various measures in recent years to relax the exchange controls in South Africa to entice foreign investment in the country. However, if more burdensome exchange controls were proposed or adopted by the SARB in the future, or if the Company was unable to comply with existing SARB regulations, such exchange control regulations could restrict the ability of the Company and its subsidiaries to repatriate funds needed to effectively finance the Company’s operations.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2014

An alternative funding arrangement was entered into with RPM whereby an advance on the Purchase of Concentrate revenue on the concentrate sales made to RPM was provided. This arrangement is currently available until June 30, 2015. Section 1.4.3 – Debt Arrangements - Advance on the Purchase of Concentrate Revenue.

In addition, the Working Capital Facility came into effect from December 13, 2013 to meet the costs of the Companies in the Group. Refer to Section 1.4.3 – Debt Arrangements – Working Capital Facility.

Interest rate risk

Atlatsa is currently financed by the New Senior Facilities Agreement and variable interest rate funding from RPM. Refer to Section 1.11 – Liquidity for the discussion on the New Senior Facilities Agreement. There are currently no derivative instruments to mitigate any interest rate risk.

A 100 basis point increase in the interest rate at March 31, 2014 on the New Senior Facilities Agreement or 2009 Senior Debt Facility, as applicable, would have changed the profit/(loss) and equity for the year by approximately $1,5 (Q1 2013: $1.9 million) and a 100 basis point decrease by ($1.0 million) (Q1 2013: ($2 million)). This analysis assumes that all other variables remain constant.

Foreign currency risk

Atlatsa, from time to time, enters into transactions for the purchase of supplies and services denominated in foreign currency. As a result, Atlatsa is subject to foreign exchange risk from fluctuations in foreign exchange rates. Atlatsa has not entered into any derivative or other financial instruments to mitigate this foreign exchange risk.

Within Atlatsa, certain loans between entities amounting to $50.0 million (2012: $50.6 million) are exposed to foreign exchange fluctuations. The method used in the sensitivity analysis is to assume a change in the $/ZAR exchange rate. The closing ZAR to $ exchange rate for the three months ending March 31, 2014 was ZAR9.52 (Q1 2013: ZAR9.03). A 10% change in the $/ZAR exchange rate at March 31, 2014  would have resulted in an increase/decrease of $5.0 million (Q1 2013: $5.1 million) in profit/(loss) and equity. Atlatsa has no significant external exposure to foreign exchange risk. All loans and borrowings are denominated in ZAR.

Commodity price risk

The value of Atlatsa’s revenue and resource properties depends on the price of PGMs and their outlook. Atlatsa currently operates the Bokoni Mine. Atlatsa does not hedge its exposure to commodity price risk. PGM prices historically have fluctuated widely and are affected by numerous factors outside of Atlatsa’s control, including, but not limited to, industrial and retail demand, forward sales by producers and speculators, levels of worldwide production, and short-term changes in supply and demand because of hedging activities.

Atlatsa’s revenue amounts to $53.8 million (ZAR529.8 million) and is exposed to commodity price fluctuations. The method used in the sensitivity analysis is to assume a change in the 4E basket price. A 10% change in the 4E basket price at March 31, 2014 would have resulted in an increase/decrease of $0.5 million in profit or loss and equity.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2014

Capital risk management

The primary objective of managing Atlatsa’s capital is to ensure that there is sufficient capital available to support the funding and operating requirements of Atlatsa in a way that optimizes the cost of capital, maximizes shareholders’ returns, matches the current strategic business plan and ensures that Atlatsa remains in a sound financial position.

Atlatsa manages and makes adjustments to the capital structure which consists of debt and equity as and when borrowings mature or when funding is required. This may take the form of raising equity or entering into market or bank debt or loans from RPM or hybrids thereof. Atlatsa may also adjust the amount of dividends paid, sell assets to reduce debt or schedule projects to manage the capital structure.

In addition, Atlatsa’s ability to raise new equity in the equity capital markets is subject to the mandatory requirement that Atlatsa Holdings, its majority BEE shareholder, retain a 51% fully diluted shareholding in the Company up until January 1, 2018, as required by covenants given by Atlatsa Holdings and Atlatsa in favour of the DMR, the South African Reserve Bank and Anglo American Platinum.

There were no other changes to Atlatsa’s approach to capital management as at March 31, 2014 that were not discussed under Section 1.4 – Debt Arrangements.

1.19 Other MD&A Requirements

Additional information relating to Atlatsa, including Atlatsa’s annual report on Form 20-F, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

1.20 Internal Controls over Financial Reporting Procedures

Atlatsa’s management, including its Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate ICFR (as such term is defined in applicable securities regulations). Under Section 404 of the Sarbanes-Oxley Act of 2002, management is required to assess the effectiveness of Atlatsa’s ICFR as of the end of each fiscal year and report, based on that assessment, whether the Company’s ICFR is effective. Atlatsa’s internal control system was designed to provide reasonable assurance to Atlatsa’s management and the board of directors regarding reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. ICFR includes those policies and procedures that:

•	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Atlatsa.
•
Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Atlatsa are being made only in accordance with authorizations of management and directors of Atlatsa.

•	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Atlatsa’s assets that could have a material effect on the financial statements.

All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of effectiveness of ICFR to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Therefore, even those systems determined effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2014

Because of its inherent limitations, ICFR may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management assessed the effectiveness of Atlatsa’s ICFR as of December 31, 2013 and no material weaknesses were identified. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in “Internal Control – Integrated Framework” issued in 1992. Based on this assessment, the Chief Executive Office and Chief Financial Officer have has determined that, as of December 31, 2013, Atlatsa’s ICFR was effective.

There has been no change in Atlatsa’s ICFR that occurred during the period beginning on January 1, 2014 and ended on March 31, 2014 that has materially affected, or is reasonably likely to materially affect, Atlatsa’s ICFR as at March 31, 2014.

Disclosure Controls and Procedures

Disclosure controls and procedures are those controls and procedures that are designed to ensure that the information required to be disclosed in the filings under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified in applicable securities regulations.
As at December 31, 2013, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, the Company conducted an evaluation of the effectiveness of Atlatsa’s disclosure controls and procedures. Based on this evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2013, Atlatsa’s disclosure controls and procedures were effective.
There has been no change in Atlatsa’s disclosure controls and procedures that occurred during the period beginning on January 1, 2013 and ended on December 31, 2013 that has materially affected, or is reasonably likely to materially affect, Atlatsa’s ICFR as at December 31, 2013.

There has been no change in Atlatsa’s Disclosure controls and procedures that occurred during the period beginning on January 1, 2014 and ended on March 31, 2014 that has materially affected, or is reasonably likely to materially affect, Atlatsa’s ICFR as at March 31, 2014

1.21 Disclosure of Outstanding Share Data

Atlatsa has a share option plan approved by the shareholders that allows it to grant options, subject to regulatory terms and approval, to its directors, employees, officers, and consultants to acquire up to 32,600,000 Atlatsa common shares. As at May 15, 2014, 5,110,000 options were outstanding. No options were granted in Q4 2013. Options outstanding and exercisable at March 31, 2014 were as follows:

Expiry date	Option price	Number of options outstanding	Number of options vested	Weighted average life (years)

June 25, 2014	$0.96	550,000	550,000	0.2
November 30, 2016	$0.84	4,060,000	4,060,000	1.7
May 1, 2017	$1.61	500,000	500,000	2.2
Total		5,110,000	5,110,000
Weighted average exercise price		$.093	$0.93

As at May 15, 2014, the issued share capital of Atlatsa was 554,288,473 common shares. The outstanding 227,400 “B” Preference Shares (comprised of 115,800 B2 convertible preference shares

Atlatsa Resources Corporation

Management Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 2014 and 111,600 B3 convertible preference shares outstanding in the capital of Plateau) were converted into 227.4 million Atlatsa common shares on a 1 to 1,000 basis on January 14, 2014 and an additional 125 million shares were issued to RPM on January 31, 2014. Refer to Section 1.3 - Restructure Plan for details.

Document 2

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

THREE MONTHS ENDED 31 MARCH 2014

(Unaudited)

(Expressed in Canadian Dollars unless otherwise stated)

ATLATSA RESOURCES CORPORATION
Condensed Consolidated Interim Statements of Financial Position
As at 31 March 2014
(Unaudited - Expressed in Canadian Dollars, unless otherwise stated)
			Audited
	Note	31 March 2014	31 December 2013
Assets
Non-current assets
Property, plant and equipment	5	675,641,797	651,178,482
Capital work-in-progress	6	31,068,455	27,296,481
Intangible assets		298,933	326,350
Mineral property interests	7	6,121,876	7,612,443
Goodwill		9,169,040	8,845,940
Platinum producers’ environmental trust		3,528,129	3,292,979
Other non-current assets		555	540
Total non-current assets		725,828,785	698,553,215
Current assets
Inventories		995,968	373,698
Trade and other receivables		39,079,538	33,782,099
Cash and cash equivalents		15,115,683	40,655,103
Restricted cash		278,401	265,293
Total current assets		55,469,590	75,076,193
Total assets		781,298,375	773,629,408
Equity and Liabilities
Equity
Share capital	8	309,659,583	71,967,083
Treasury shares	8	(4,991,726)	(4,991,726)
Convertible preference shares		-	162,910,000
Foreign currency translation reserve		26,323	(10,119,860)
Share-based payment reserve		25,879,608	25,794,650
Accumulated loss		(69,550,369)	(64,673,717)
Total equity attributable to equity holders of the Company		261,023,419	180,886,430
Non-controlling interest		206,837,555	198,227,542
Total equity		467,860,974	379,113,972
Liabilities
Non-current liabilities
Loans and borrowings	9	122,137,223	110,320,221
Deferred taxation		127,479,208	124,519,382
Provisions		11,742,695	11,100,511
Total non-current liabilities		261,359,126	245,940,114
Current liabilities
Trade and other payables		51,402,277	71,878,955
Short-term portion of loans and borrowings	9	675,998	76,696,367
Total current liabilities		52,078,275	148,575,322
Total liabilities		313,437,401	394,515,436
Total equity and liabilities		781,298,375	773,629,408

Approved by the Board of Directors on 15 May 2014

/s/ Harold Motaung	/s/ Fikile De Buck

Harold Motaung (Director)	Fikile De Buck (Director)

1

ATLATSA RESOURCES CORPORATION
Condensed Consolidated Interim Statements of Comprehensive Loss
For the periods ended 31 March 2014
(Unaudited - Expressed in Canadian Dollars)
	Note	Three months ended 31 March
		2014	2013

Revenue		53,830,939	45,080,728
Cost of sales		(60,966,185)	(53,428,927)
Gross loss		(7,135,246)	(8,348,199)
Administrative expenses		(3,365,017)	(4,090,554)
Other income		7,478	145,091
Fair value gain and AG8 adjustments on loans and borrowings		391,858	20,627,354
Operating (loss)/profit		(10,100,927)	8,333,692
Finance income		81,606	108,720
Finance expense		(3,981,152)	(14,226,282)
Net finance expense		(3,899,546)	(14,117,562)
Loss before income tax		(14,000,473)	(5,783,870)
Income tax		1,184,503	1,159,007
Loss for the period		(12,815,970)	(4,624,863)

Other comprehensive income /(loss)
Foreign currency translation differences for foreign operations		17,205,750	(10,976,744)
Other comprehensive income/(loss) for the period, net of income tax		17,205,750	(10,976,744)
Total comprehensive income/(loss) for the period		4,389,780	(15,601,607)
(Loss)/income attributable to:
Owners of the Company		(4,876,655)	(6,164,534)
Non-controlling interest		(7,939,315)	1,539,671
Loss for the period		(12,815,970)	(4,624,863)

Total comprehensive income/(loss) attributable to:
Owners of the Company		5,354,485	(4,689,354)
Non-controlling interest		(964,705)	(10,912,253)
Total comprehensive income/(loss) for the period		4,389,780	(15,601,607)

2

ATLATSA RESOURCES CORPORATION
Condensed Consolidated Interim Statements of Changes in Equity
For the periods ended 31 March 2014
(Unaudited - Expressed in Canadian Dollars)
	Attributable to equity holders of the Company
	Share Capital	Treasury Shares	Convertible preference shares	Foreign currency translation reserve	Share-based payment reserve	Accumulated loss	Total	Non-controlling interest	Total

For the period ended 31 March 2013
Balance at 1 January 2013	71,967,083	(4,991,726)	162,910,000	(9,797,657)	25,285,851	(264,166,155)	(18,792,604)	224,049,827	205,257,223
Total comprehensive income/(loss) for the period
(Loss)/income for the period	-	-	-	-	-	(6,164,534)	(6,164,534)	1,539,671	(4,624,863)
Other comprehensive income/(loss)
Foreign currency translation differences	-	-	-	1,577,170	(101,990)	-	1,475,180	(12,451,924)	(10,976,744)
Total comprehensive income/(loss) for the period	-	-	-	1,577,170	(101,990)	(6,164,534)	(4,689,354)	(10,912,253)	(15,601,607)
Transactions with owners, recorded directly in equity
Contributions by and distributions to owners
Share-based payment transactions	-	-	-	-	16,756	-	16,756	-	16,756
Total contributions by and distributions to owners	-	-	-	-	16,756	-	16,756	-	16,756
Balance at 31 March 2013	71,967,083	(4,991,726)	162,910,000	(8,220,487)	25,200,617	(270,330,689)	(23,465,202)	213,137,574	189,672,372

For the period ended 31 March 2014
Balance at 1 January 2014	71,967,083	(4,991,726)	162,910,000	(10,119,860)	25,794,651	(64,673,717)	180,886,431	198,227,542	379,113,973
Issue of Shares	74,782,500	-	-	-	-	-	74,782,500	-	74,782,500
Acquisition of shares in Bokoni Holdings (Pty) Ltd	-	-	-	-	-	-	-	9,574,718	9,574,718
Conversion of Convertible Preference shares	162,910,000	-	(162,910,000)	-	-	-	-	-	-
Total comprehensive income/(loss) for the period
Loss for the period	-	-	-	-	-	(4,876,652)	(4,876,652)	(7,939,315)	(12,815,967)
Other comprehensive income/(loss)
Foreign currency translation differences	-	-	-	10,146,183	84,957	-	10,231,140	6,974,610	17,205,750
Total comprehensive income/(loss) for the period	-	-	-	10,146,183	84,957	(4,876,652)	5,354,488	964,705	4,389,783
Transactions with owners, recorded directly in equity
Contributions by and distributions to owners
Share-based payment transactions	-	-	-	-	-	-	-	-	-
Total contributions by and distributions to owners	-	-	-	-	-	-	-	-	-
Balance at 31 March 2014	309,659,583	(4,991,726)	-	26,323	25,879,608	(69,550,369)	261,023,419	206,837,555	467,860,974

3

ATLATSA RESOURCES CORPORATION
Condensed Consolidated Interim Statements of Cash Flows
For the periods ended 31 March 2014
(Unaudited - Expressed in Canadian Dollars)
	Note	Three months ended 31 March
		2014	2013
Cash flows from operating activities
Cash utilised by operations	10	(27,098,306)	(27,402,956)
Interest received		56,609	79,672
Interest paid		(342,431)	(3,234)
Taxation paid		(345,363)	-
Cash utilised by operating activities		(27,729,491)	(27,326,518)
Cash flows from investing activities
Acquisition of property, plant and equipment	5	(1,331)	-
Acquisition of capital-work-in-progress	6	(11,213,132)	(11,990,803)
Proceeds on disposal of property, plant and equipment		4,064	-
Investment in environmental trusts		(89,464)	(113,652)
Cash utilised by investing activities		(11,299,863)	(12,104,455)
Cash flows from financing activities
Long term borrowings raised – New Senior Facility		6,231,915	-
Long term borrowings raised – Shareholder loan		5,987,526	-
Long term borrowings raised – Working Capital Facility		831.400
Long term borrowings raised - OCSF		-	41,728,952
Proceeds on issue of Atlatsa Shares		74,782,500	-
Long term borrowings repaid – New Senior Facility		(74,782,500)	-
Repayment of other loans		(168,997)	(178,171)
Cash generated from financing activities		12,881,844	41,550,781
Effect of foreign currency translation		342,799	(874,300)
Net (decrease) /increase in cash and cash equivalents		(25,804,711)	1,245,508
Cash and cash equivalents, beginning of period		40,920,396	14,580,886
Cash and cash equivalents, end of period		15,115,685	15,826,394

4

ATLATSA RESOURCES CORPORATION
Notes to the Condensed Consolidated Interim Financial Statements
For the periods ended 31 March 2014
(Unaudited - Expressed in Canadian Dollars)

1.	REPORTING ENTITY

Atlatsa Resources Corporation ("Company" or "Atlatsa") is incorporated in the Province of British Columbia, Canada. The Company had a primary listing on the TSX Venture Exchange (“TSX-V”) and has a secondary listing on the New York Stock Exchange (“NYSE MKT”) and the JSE Limited (“JSE”). Subsequent to year end, on 5 February 2014, the Group migrated from the TSX Venture Exchange to the Toronto Stock Exchange (“TSX”). The consolidated financial statements comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”)  Its principal business activity is the mining and exploration of Platinum Group Metals (“PGM”) through its mineral property interests. The Company focuses on mineral property interests located in the Republic of South Africa in the Bushveld Complex. Atlatsa operates in South Africa through its wholly-owned subsidiary Plateau Resources Proprietary Limited (“Plateau”) which owns the Group’s various mineral property interests and conducted the Group’s business in South Africa.

2.	GOING CONCERN

Atlatsa incurred a net loss for the three months ended 31 March 2014 of $12.8 million (compared to a 2013 fiscal year profit of $99.9 million) and as of that date its total assets exceeded its total liabilities by $467.9 (compared to 31 December 2013 when total assets exceeded total liabilities by $379.1 million).

The company completed a part of Phase Two of its restructuring and recapitalising plan on 13 December 2013. This included the following transactions between the Company and RPM, a 100% subsidiary of Anglo American Platinum Limited (“Anglo Platinum”):

•	the sale and transfer of the Company’s interest in the Boikgantsho Project and the Eastern section of the Ga-Phasha Project to RPM for a net consideration of $178.5 million (ZAR1,700.0 million);

•
the purchase consideration payable for the sale of the Boikgantsho Project was paid to the Company on December 13, 2013, excluding an amount of $3.0 million (ZAR29.0 million) in respect of the Boikgantsho Project information which is payable on the date of execution of the notarial deed of extension of the RPM Mining Right to include the Boikgantsho Prospecting Rights. The proceeds were used to reduce the outstanding debt to RPM;

•
RPM subscribed for additional shares in Bokoni Platinum Holdings Proprietary Limited (“Bokoni Holdco”) to the value of $203.6 million (ZAR1,939.4 million). Bokoni Holdco utilised these funds to repay the debt outstanding between Bokoni Holdco and RPM of $203.6 million (ZAR1,939.4 million);

•
The 2009 Senior Debt Facility was repaid in full and the New Senior Debt Facility between Plateau and Rustenburg Platinum Mines Limited (“RPM”) as signed on March 27, 2013 was made effective. The amount available under the New Senior Debt Facility is $241,5 million (ZAR2,300 million) of which $233.7 million (ZAR 2,225.7 million), including interest was utilised by 31 December 2013.

The net result was the Group’s debt was reduced by $379.1 million (ZAR 3,610.4 million).

In addition, a Working Capital Facility was provided by RPM to fund the Group’s administrative and corporate expenses. The restructuring and recapitalising plan was finalised on 31 January 2014 resulting in the amount outstanding under the New Senior Debt Facility being reduced by a further $78.8 million (ZAR 750 million).

The New Senior Debt Facility is only repayable once the company generates sufficient free cash flow. The delay in the implementation of Phase two resulted in the additional resources that were made available in terms of the New Senior Debt facility being insufficient to meet the short term cash requirements of Bokoni Platinum Mines Proprietary Limited (“Bokoni Mine”), due to the interest accruing on the available debt facility. The facility was fully drawn by March 2014.

An alternative funding arrangement was entered into with RPM in November 2013, whereby an advance on the Purchase of Concentrate revenue (“Advance”) on the concentrate sales made to RPM by Bokoni Mine was provided. The Advance was originally available from 1 November 2013 until 30 November 2014. The agreement with RPM with respect to the Advance provides that RPM may advance funds to Bokoni up to an amount of the lower of 90% of an advance on revenue for the preceding two months and $37.8 million (ZAR360.0 million), provided that the amount advanced shall not exceed the actual cash requirements for that month. This agreement was renegotiated in March 2014 to provide that RPM may advance funds to Bokoni Mine up to an amount of the lower of 95% of an advance on revenue for the preceding two months and $49.9 million (ZAR475.0 million), provided that the amount advanced shall not exceed the actual cash requirements for that month of Bokoni Mine. In May 2014 the agreement was extended to 30 June 2015.

The Working Capital Facility made available to Plateau up to a maximum of $3.2 million (ZAR30 million) per year to Atlatsa during each of 2013, 2014 and 2015 for an aggregate facility of $9.5 million (ZAR90 million), including capitalised interest to fund Atlatsa’s corporate and administrative expenses through to 2015.  The Working Capital Facility is repayable in full by December 31, 2018.

5

ATLATSA RESOURCES CORPORATION
Notes to the Condensed Consolidated Interim Financial Statements
For the periods ended 31 March 2014
(Unaudited - Expressed in Canadian Dollars)

In March 2014, further negotiations were entered into with RPM and the following were agreed to ensure the Group had sufficient cash resources:

•	RPM will meet its 49% shareholder commitment to match any cash resources that Atlatsa contributes;

•	The backlog of accounts payable relating to Anglo Platinum of approximately $14.7 million (ZAR140 million) will be deferred to be paid from April 2015 over 9 equal instalments;

•	The available facility of the $9.5 million (ZAR90 million) Working Capital Facility will be made available in the event Bokoni requires additional cash resources.

•
RPM will consider the availability of the ZAR29 million outstanding on the sale of the Boikgantsho Project that took place on 13 December 2013 which is currently payable by RPM to the Company on the date of execution of a notarial deed of extension of the RPM Mining Right to include the Boikgantsho Prospecting Rights.

Atlatsa executives will make available $6.3 million (ZAR60 million) as cash resources.

Bokoni Mine has further evaluated that it can delay planned capital expenditure of approximately $3.2 million (ZAR30 million) without impacting its production plans.

As a result of the available cash facilities of which $6.3 million is committed and held in escrow the financial statements are prepared on the basis of accounting policies applicable to a going concern.

3.	STATEMENT OF COMPLIANCE

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim FinancialReporting. They do not include all of the information required for complete set of International Financial Reporting Standards annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group as at and for the year ended 31 December 2013. The consolidated financial statements of the Group as at and for the year ended 31 December 2013 are available upon request from the Company’s registered office at 82 Grayston Drive, Sandton, South Africa or at www.sedar.com.

4.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended 31 December 2013, except for the following standards and interpretations adopted in the current financial year:

•	Investment Entities (Amendments to IFRS 10, IFRS 12, and IAS 27)

•	Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32)

•	Recoverable Amount Disclosures for Non-Financial Assets (Amendments to IAS 36)

•	IFRIC 21 Levies

•	Novation of Derivatives and Continuation of Hedge Accounting (amendments to IAS 39)

There was no significant impact on these condensed consolidated interim financial statements as a result of adopting these standards and interpretations.

Standards and interpretations issued but not yet effective and applicable to the Group:

Effective for the financial year commencing 1 January 2015

•	Annual Improvements to IFRS’s 2010 – 2012 Cycle – various standards

•	Annual Improvements to IFRS’s 2011 – 2013 Cycle – various standards

Effective for the financial year commencing 1 January 2016

•	IFRS 14 Regulatory Deferral Accounts

To be decided

•	IFRS 9 Financial Instruments

The Group is currently evaluating the impact, if any, that these standards will have on the consolidated financial statements.

6

ATLATSA RESOURCES CORPORATION
Notes to the Condensed Consolidated Interim Financial Statements
For the periods ended 31 March 2014
(Unaudited - Expressed in Canadian Dollars)

5.	PROPERTY, PLANT AND EQUIPMENT

	Three months ended 31 March	Year ended 31 December
Summary	2014	2013
Cost
Balance at beginning of period	780,046,204	856,549,652
Additions	1,331	278,200
Transferred from capital work-in-progress	9,188,687	41,942,185
Disposals	-	(2,982,768)
Adjustment to rehabilitation assets	-	2,697,102
Effect of translation	28,798,862	(118,438,167)
Balance at end of period	818,035,084	780,046,204
Accumulated depreciation and impairment losses
Balance beginning of period	128,867,722	108,092,747
Depreciation for the period	8,533,093	39,397,747
Disposals	-	(1,964,190)
Effect of translation	4,992,472	(16,658,582)
Balance at end of period	142,393,287	128,867,722
Carrying value	675,641,797	651,178,482

6.	CAPITAL WORK-IN-PROGRESS

Capital work-in-progress consists of mine development and infrastructure costs relating to the Bokoni mine and will be transferred to property, plant and equipment when the relevant projects are commissioned.

Balance at beginning of period	27,296,481	20,027,764
Additions	11,213,132	50,987,358
Transfer to property, plant and equipment	(9,188,687)	(41,942,185)
Capitalisation of borrowing costs	660,666	1,502,507
Effect of translation	1,086,863	(3,278,963)
Balance at end of period	31,068,455	27,296,481

Capital work-in-progress is funded through cash generated from operations and available loan facilities.

7.	MINERAL PROPERTIES

Balance at beginning of year	7,612,443	11,903,918
Mineral property interests sold	-	(3,449,797)
Amortisation	(1,537,824)	-
Effect of translation	47,257	(841,678)
Balance at end of period	6,121,876	7,612,443

The Group’s mineral property interest consists of various early stage exploration projects

7

ATLATSA RESOURCES CORPORATION
Notes to the Condensed Consolidated Interim Financial Statements
For the periods ended 31 March 2014
(Unaudited - Expressed in Canadian Dollars)

8.	SHARE CAPITAL

	Three months ended 31 March	Year ended 31 December
	2014	2013
Authorised and issued	Number of shares
Common shares with no par value	554,288,473	201,888,472
B2 Convertible Preference shares of $0.1481 (ZAR1) each	-	115,800
B3 Convertible Preference shares of $0.1481 (ZAR1) each	-	111,600

The Company's authorised share capital consists of an unlimited number of common shares without par value. During 2009 cumulative convertible “B” preference shares were issued to facilitate the acquisition of the 51% shareholding in Bokoni Holdco.

Share capital
Share capital at the beginning of the period	71,967,083	74,150,116
125,000,000 shares issued*	74,782,500	-
Convertible preference shares converted**	162,910,000	-
Share issue costs	-	(2,183,033)
	309,659,583	71,967,083

Treasury shares	4,991,726	4,991,726

* On 31 January 2014 as art of the Bullseye transaction a 125,000,000 shares were issued to RPM for a consideration of $74,782,500

** On 31 January 2014 as part of the Bullseye transaction the 227,400 B Preference shares were converted into ordinary shares at a value of $162,910,000

Treasury shares relate to shares held by the ESOP Trust in Atlatsa, which is consolidated by the Group.

9.	LOANS AND BORROWINGS

Rustenburg Platinum Mines – Working Capital Facility (related party)	4,067,373	3,039,000
Rustenburg Platinum Mines – New Senior Debt Facility (related party)	114,796,352	176,691,263
Rustenburg Platinum Mines – Interest-free loan (related party)	3,035,659	2,928,688
Rustenburg Platinum Mines – Shareholder loan (related party)	-	3,267,477
Other	983,027	1,090,160
	122,882,411	187,016,588
Short-term portion
Rustenburg Platinum Mines – New Senior Debt Facility (related party)	-	(75,975,000)
Other	(745,188)	(721,367)
	(745,188)	(76,696,367)
Non-current liabilities	122,137,223	110,320,221

8

ATLATSA RESOURCES CORPORATION
Notes to the Condensed Consolidated Interim Financial Statements
For the periods ended 31 March 2014
(Unaudited - Expressed in Canadian Dollars)

The carrying value of the Group’s loans and borrowings changed during the year as follows:

	Three months ended 31 March	Year ended 31 December
	2014	2013
Balance at beginning of the year	187,016,588	435,791,920
Loan from RPM – Consolidated Facility	-	68,921,455
Loan repaid - RPM	(74,782,500)	(620,494,506)
Loan from RPM – Transaction Cost Facility	-	749,000
Loan repaid – Transaction Cost Facility	-	(769,223)
Loans repaid - other	(168,997)	(695,785)
Loan from RPM – New Senior Debt Facility	6,231,915	237,770,925
Loan from RPM – Shareholder loan	5,987,526	3,451,333
Loan capitalised RPM – Shareholder loan	(5,987,526)	-
Loan capitalised RPM – Shareholder loan	(3,277,153)	-
Loan from RPM – Working Capital Facility	831,400	3,194,816
Finance expenses accrued	4,327,839	57,227,112
Fair value gain on additional drawdowns of Consolidated Facility	-	(25,900,282)
AG8 adjustments on Consolidated Facility	-	(8,512,338)
Derecognition of facility at a Bokoni Holdco and Plateau level	-	133,100,219
Fair value gain on recognition of New Senior Debt Facility	-	(51,586,902)
Fair value gain on additional draw downs of New Senior Debt Facility	(391,858)	(748,112)
Effect of translation	3,095,177	(44,482,992)
Balance at end of the year	122,882,411	187,016,588
Short-term portion
RPM - New Senior Debt Facility	-	(75,975,000)
Other	(745,188)	(721,367)
	(745,188)	(76,696,367)
Non-current portion	122,137,223	110,320,221

On 31 January 2014, Anglo American Platinum’s Board of Directors authorised an amount of $16.3 million (ZAR160 million) of accrued and unpaid interest to accrue above the facility limit of $162.8 million (ZAR1,550 million) up to 31 December 2015.

9

ATLATSA RESOURCES CORPORATION
Notes to the Condensed Consolidated Interim Financial Statements
For the periods ended 31 March 2014
(Unaudited - Expressed in Canadian Dollars)

Three months ended 31 March
2014	2013

10.	CASH UTILISED BY OPERATIONS

Loss before income tax	(14,000,473)	(5,783,870)
Adjustments for:
Finance expense	3,981,152	14,226,282
Finance income	(81,606)	(108,720)
Non-cash items:
Depreciation and amortisation	10,108,980	9,643,472
Equity-settled share-based compensation	-	16,756
Loss on disposal of property, plant and equipment	(4,064)	-
Rehabilitation adjustment	229,069	-
Fair value gain and AG8 adjustment on loans and borrowings	(391,858)	(20,627,354)
Cash utilised before ESOP transactions	(158,800)	(2,633,434)
ESOP cash transactions (restricted cash)	18,470	21,948
Cash utilised before working capital changes	(140,330)	(2,611,486)
Working capital changes
Increase in trade and other receivables	(3,964,881)	(32,904,300)
(Decrease)/increase in trade and other payables	(22,404,181)	7,373,583
(Increase)/decrease in inventories	(588,914)	739,247
Cash utilised by operations	(27,098,306)	(27,402,956)

11.	SEGMENT INFORMATION

The Group has two reportable segments as described below. These segments are managed separately based on the nature of operations. For each of the segments, the Group’s CEO (the Group’s chief operating decision maker) reviews internal management reports monthly.  The following summary describes the operations in each of the Group’s reportable segments:

•	Bokoni Mine - Mining of PGM’s.
•
Projects - Mining exploration in Kwanda. In the previous year this included Boikgantsho, Kwanda, and Ga-Phasha. Boikgantsho and two farms in Ga-Phasha (De Kamp and Paschaskraal) were sold to RPM and the remaining two farms in Ga-Phasha (Avoca and Klipfontein) were transferred to Bokoni Mine on 13 December 2013.

The majority of operations and functions are performed in South Africa.  An insignificant portion of administrative functions are performed in the Company’s country of domicile.

The CEO considers earnings before net finance expense, income tax, depreciation and amortisation (“EBITDA”) to be an appropriate measure of each segment’s performance. Accordingly, the EBITDA for each segment is included in the segment information. All external revenue is generated by the Bokoni Mine segment.

Three months ended 31 March
	2014			2013
	Bokoni Mine	Projects	Total	Bokoni Mine	Projects	Total	Note
EBITDA	485,886	(4,592)	481,294	20,622,385	(8,844)	20,613,541	(i)
Total Assets	799,113,604	3,234	799,116,838	819,186,789	108,031,636	927,218,425	(ii)

10

ATLATSA RESOURCES CORPORATION
Notes to the Condensed Consolidated Interim Financial Statements
For the periods ended 31 March 2014
(Unaudited - Expressed in Canadian Dollars)

		2014	2013
(i)	EBITDA – three months ended
	EBITDA for reportable segments	481,294	20,613,541
	Net finance expense	(4,560,212)	(14,117,562)
	Depreciation and amortisation	(8,526,321)	(9,643,472)
	Corporate and consolidation adjustments	(2,046,129)	(2,636,377)
	Consolidated loss before income tax	(14,651,368)	(5,783,870)

(ii)	Total assets
	Assets for reportable segments	799,116,838	927,218,425
	Corporate and consolidation adjustments	(18,489,444)	(121,908,701)
	Consolidated total assets	780,627,394	805,309,724

12.	EARNINGS PER SHARE

The basic and diluted earnings per share for the three months ended 31 March 2014 was (1 cent) (2013: (1 cent))

The calculation of basic earnings per share for the three months ended 31 March 2014 of (1 cents) (2013: (1 cent)) is based on the loss attributable to owners of the Company of $4,876,655 (2013: $6,164,534) and a weighted average number of shares of 508,234,876 (2013: 426,290,432).

The calculation of diluted earnings per share for the three months ended 31 March 2014 of (1 cents) (2013: (1 cent)) is based on the loss attributable to owners of the Company of $4,916,655 (2013: $6,164,534) and a weighted average number of shares of 511,232,917 (2013: 429,288,473).

In 2013 the share options were excluded in determining diluted weighted average number of common shares as their effect would have been anti-dilutive.

13.	RELATED PARTIES

In January 2014, the Restructure Plan was finalised by completing the following:

•
Pelawan SPV converted all of its “B” Preference Shares in Plateau into 227.4 million common shares in the Company on January 14, 2014; RPM in turn converted its “B” Preference shares in Pelawan SPV for 115.8 million of the 227.4 million Atlatsa shares; and

•	RPM subscribed for 125 million common shares of the Company on January 31, 2014 to the value of $78.8 million (ZAR750.0 million).

The funds from the 125 million shares were used to reduce the New Senior Debt Facility to $162.8 million (ZAR1,550 million).

Atlatsa Holdings, the Company’s majority shareholder acquired the 115.8 million Atlatsa common shares that RPM received on conversion of the “B” Preference shares from RPM on a vendor financed basis for $48.6 million (ZAR463 million).

Atlatsa Holdings will provide security to RPM in relation to the Atlatsa Holdings Vendor Finance Loan by way of a pledge and cession of its entire shareholding in Atlatsa, which shares remain subject to a lock-in arrangement through to 2020. Should Atlatsa Holdings be unable to meet its minimum repayment commitments under the Atlatsa Holdings Vendor Finance Loan between 2018 to 2020, Atlatsa will have a discretionary right, with no obligation, to step in and remedy such obligation in order to protect its BEE (as defined below) shareholding status, subject to commercial terms being agreed between Atlatsa Holdings and Atlatsa for that purpose and receipt of the necessary regulatory and shareholder approvals.

On 6 February, 2014, Plateau paid Securities Transfer Tax (“STT”) of $182,385 to the South African Revenue Services, on behalf of Atlatsa Holdings. The STT was paid pursuant to the Transaction Cost Loan Agreement dated May 28, 2013 in respect of the Restructure Plan, pursuant to which RPM funded a loan of $2.4 million (ZAR22.5 million) to Plateau for the payment of the transaction costs of Atlatsa, Atlatsa Holdings and their affiliates. The Transaction Cost Loan agreement was replaced by the Working Capital Facility on 13 December 2013. The STT relates to the sale of the 115.8 million common shares from RPM to Atlatsa Holdings as part of the Restructure Plan. The STT was accounted for as a transaction cost in the Group.

14.	SUBSEQUENT EVENTS

There have been no events that have occurred after the reporting date that would have a material impact on the reported results.

11

Document 3

ATLATSA RESOURCES CORPORATION
Form 52-109F2 - Certification of Interim Filings
Full Certificate

I, Harold Motaung, Chief Executive Officer of Atlatsa Resources Corporation, certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Atlatsa Resources Corporation (the “issuer”) for the interim period ended March 31, 2014.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.
Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is The Committee for Sponsoring Organizations of the Treadway Commission.

5.2	ICFR – material weakness relating to design: N/A

5.3	Limitation on scope of design: N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2014 and ended on March 31, 2014 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: May 15, 2014

/s/ Harold Motaung
Harold Motaung
Chief Executive Officer

Document 4

ATLATSA RESOURCES CORPORATION
Form 52-109F2 - Certification of Interim Filings
Full Certificate

I, Kogi Naicker, Interim Chief Financial Officer of Atlatsa Resources Corporation, certify the following:

1.	Review: I have reviewed the interim financial report and interim MD&A (together, the “interim filings”) of Atlatsa Resources Corporation (the “issuer”) for the interim period ended March 31, 2014.

2.
No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

6.
Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial report together with the other financial information included in the interim filings fairly present in all material respects the financial condition, financial performance and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

7.
Responsibility: The issuer’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

8.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer(s) and I have, as at the end of the period covered by the interim filings

(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii)
information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)
designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1	Control framework: The control framework the issuer’s other certifying officer(s) and I used to design the issuer’s ICFR is The Committee for Sponsoring Organizations of the Treadway Commission.

5.2	ICFR – material weakness relating to design: N/A

5.3	Limitation on scope of design: N/A

6.
Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on January 1, 2014 and ended on March 31, 2014 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: May 15, 2014

/s/ Kogi Naicker
Kogi Naicker
Interim Chief Financial Office

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLATSA RESOURCES CORPORATION
(Registrant)

Date:	May 15, 2014	By:	/s/ Harold Motaung
			Name:	Harold Motaung
			Title:	Chief Executive Officer